UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

All figures presented throughout this document are expressed in Argentine pesos (AR$) and all financial information has been prepared in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank, which differ in certain material aspects from IFRS as issued by the IASB.

For the Grupo Supervielle 20-F filed with the SEC on May 10, 2019 financial statements should be prepared in accordance with IFRS, as issued by the IASB, or in accordance with US GAAP or provide a reconciliation with US GAAP. As the Argentine Central Bank is in a convergence plan towards the application of IFRS for entities under its supervision, Grupo Supervielle S.A. prepared its financial statements included in its SEC annual report in accordance with IFRS, as issued by the IASB.

The abovementioned convergence plan, effective for fiscal years beginning on or after January 1, 2018, has two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full.

Grupo Supervielle S.A. Reports 3Q19 Consolidated Results

3Q19 Net Income of AR$301 million and Comprehensive net income of AR$732.1 million.

Results Reflect Short-Term Treasury Notes Reprofiling in Complex Macro Environment

Buenos Aires, November 7, 2019 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three- and nine-month periods ended September 30, 2019. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with IFRS in compliance with the adoption ruled by the Argentine Central Bank.

Third Quarter 2019 Highlights

•                  Revenues up 20.9% year over year (YoY) supported by growth of 20.3% in Net Financial Income and 31.3% in fee income, but down 13.5% quarter over quarter (QoQ), driven by 19.5% decrease in Net Financial Income while Net Service Fee Income was up 8.6%. 3Q19 revenues were impacted by a AR$2.0 billion loss reflecting mark to market accounting of short term AR$ and U$S treasury notes held by Supervielle (amounting to approximately 3% of assets). Fixed income instrument prices declined between 35% and 45% following the debt reprofiling announced by the Argentine government.

•                  Net Financial Income of AR$5.3 billion, was up 20.3% YoY but down 19.5% QoQ mainly impacted by the debt reprofiling. Interest on loans benefitted from additional repricing in personal loans. Excluding the debt reprofiling impact, Net Financial Income would have increased 12% QoQ to AR$7.3 billion in 3Q19

•                  Net Interest Margin (NIM) of 17.4%, up 80 basis points (bps) YoY but down 470 bps QoQ mainly reflecting the abovementioned debt reprofiling effect. AR$ Loan portfolio NIM in the quarter was 24.2% compared to 23.8% in 2Q19 driven by continuing repricing in loans to individuals. Excluding the debt reprofiling loss, NIM would have been 24.1%.

•                  Loan loss provisions (LLP) totaled AR$2.0 billion in 3Q19, increasing 78.8% YoY and 65.8% QoQ. The increase in LLPs mainly reflects the partial provisioning on certain commercial loans coming from the Public Works Contracting and Retailer sectors that became delinquent during the period. As these NPLs were not 100% provisioned given the collaterals associated with them (provisioning exceeded the Central Bank requirement), the coverage ratio decreased to 86.1% from 107.7% in 2Q19. As of September 30, 2019, collateralized non-performing commercial loans were 55% of total, compared with 20% as of June 30, 2019. The Company expects to foreclose and divest those collaterals in the upcoming quarters..

•                  Efficiency ratio was 70.4% in 3Q19 increasing 1,110 bps YoY, and 801 bps QoQ.  A decline in expenses of 2.3% was offset by lower revenues due to the debt reprofiling. Excluding the impact of the debt reprofiling, 3Q19 efficiency ratio would have been 53%. 2Q19 results included AR$ 273 million in non-recurring severance charges, while the efficiency ratio includes the impact from IFRS16 adoption since January 2019.

•                  Loss before income tax of AR$116.5 million in 3Q19 compared to a AR$1.0 billion profit in 3Q18 and a AR$1.6 billion profit in 2Q19. Excluding the impact of the debt reprofiling, 3Q19 pre-tax profit would have amounted to AR$ 1.9 billion, up 88% YoY and 23% QoQ. Attributable Net income of AR$301.0 million in 3Q19, declined from AR$867.4 million in 3Q18 and AR$1.9 billion in 2Q19. Income tax recorded a positive result of AR$ 417.8 million mainly from the inflation adjustment in the income tax provision.

•                  ROAE of 6.2% in 3Q19 compared to 22.2% in 3Q18 and 42.2% in 2Q19. ROAA of 0.7% in 3Q19, compared to 2.7% in 3Q18 and 4.7% in 2Q19. Excluding the debt reprofiling loss, ROAE and ROAA would have been [34.9%] and 4.2% respectively.

•                  Loans to deposits ratio was 85.8% flat with September 30, 2018 and up from 72.9%  as of June 30, 2019. AR$ loans to AR$ deposits ratio was 82.2% compared to 89.6% on September 30, 2018 and 78.5% as of June, 2019. QoQ reflects the 2.8% increase in AR$ loans, following the increase in new AR$ loans granted to customers who paid down their US$ loans, while AR$ deposits decreased 1.7%. Liquid AR$ Assets to AR$ deposits ratio as of September 30, 2019, was 50.2%. US$ loans to US$ deposits ratio was 95.9% compared to 78.1% as of September 30, 2018 and 60.9% as of June, 2019. In 3Q19, US$ deposits outflows were 45%,  above the 14% decline in US$ loans. As of September 30, 2019, the Liquid US$ Assets to US$ deposits ratio was 57.5%, flat with  June 30, 2019 taking into account  the 45% decline in deposits.

•                  Total Deposits increased 5.0% YoY and decreased 9.4% QoQ to AR$102.1 billion. AR$ deposits rose 15.6% YoY and decreased 1.8% QoQ, while foreign currency deposits (measured in US$) decreased 40.7% YoY and 45.2% QoQ, following industry trends in the quarter.

•                  Loans up 5.0% YoY and 6.0% QoQ at AR$87.5 billion. AR$ Loan portfolio rose 6.2% YoY and 2.8% QoQ. FX loans, measured in US$, declined 27.4% YoY and 13.7% QoQ.  Measured in local currency FX loans increased

2.2% YoY and 17.0% QoQ mainly due to the FX devaluation. YoY and QoQ inflation was 53.5% and 12.5% respectively.

•                  Total assets up 9.4% YoY and down 3.8% QoQ, to AR$159.8 billion. QoQ performance reflects both the reduction in US$ deposits at the Central Bank following US$ deposits outflows, and the reduction in holdings of Central Bank securities.

•                  The total NPL ratio increased by 320 bps YoY and 180 bps QoQ to 6.9% in 3Q19. QoQ performance was mainly due to certain delinquent commercial loans that resulted in a 420 bp increase in the Corporate Segment NPL ratio and higher percentage of NPLs from  this business segment over the total non-performing loan portfolio. This increase was partially offset by a AR$185.7 million decrease in NPL creation in the Consumer Finance segment.

•                  Common Equity Tier 1 Ratio (Consolidated Proforma) of 11.8% in 3Q19 compared to 11.9% as of June 30, 2019.

Commenting on third quarter 2019 results, Jorge Ramirez, Grupo Supervielle’s CEO, noted: “We have been operating in a challenging environment that was further exacerbated during the most recent quarter following the government’s announcement of the debt reprofiling which impacted profitability. Excluding this impact, we would have delivered net income before taxes of AR$1.9 billion, 23% higher than the prior quarter.

Reflecting a weakening macro environment, certain commercial loans turned delinquent in the quarter resulting in higher loan loss provisions. By contrast, consumer loans reported lower NPL loan creation in the quarter as we maintain our prudent approach to asset quality. In turn, the coverage ratio decreased to 86% this quarter given higher collaterals associated. Importantly, we have significantly strengthened collateralization levels of commercial loans when compared with 2Q19.  We continue monitoring closely our asset quality in this more challenging environment.

Liquidity management is a key priority area for us, given significant market uncertainty which drove some US$ dollar deposit outflows industry wide.  Notwithstanding, liquidity in pesos and US$ remains above 50%.

In sum, we run a strong franchise that is structurally performing well in this difficult scenario. This underlying strength supports our long-term optimism, although challenged by the limited visibility we have today; both in terms of the new government’s plan, as well as the current transition plan. We have a long and successful track record of operating in volatile and challenging environments.  Importantly, we  are well positioned particularly if the new Administration seeks to boost consumption,” concluded Mr. Ramirez.

Financial Highlights & Key Ratios

(In millions of Argentine Ps.)						% Change
INCOME STATEMENT	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY	9M19	9M18	% Chg.
Net Interest Income	1,523.8	1,370.7	1,218.3	2,023.2	2,722.9	11.2%	-44.0%	4,112.7	8,439.2	-51.3%
NIFFI & Exchange Rate Differences	3,754.4	5,189.6	4,259.4	3,235.0	1,663.4	-27.7%	125.7%	13,203.4	3,185.6	314.5%
Net Financial Income	5,278.1	6,560.3	5,477.7	5,258.1	4,386.2	-19.5%	20.3%	17,316.1	11,624.8	49.0%
Net Service Fee Income (excluding income from insurance activities)	1,348.5	1,241.7	1,227.8	1,065.1	1,026.9	8.6%	31.3%	3,818.0	2,916.4	30.9%
Income from Insurance activities	258.1	217.2	204.0	180.4	183.1	18.9%	41.0%	679.3	477.1	42.4%
Loan Loss Provisions	-2,007.4	-1,210.8	-1,893.0	-1,382.8	-1,122.5	65.8%	78.8%	(5,111.1)	(2,837.9)	80.1%
Personnel & Administrative Expenses	-4,265.4	-4,395.8	-3,597.7	-3,591.2	-3,045.2	-3.0%	40.1%	(12,258.9)	(8,252.6)	48.5%
Profit before income tax	-116.5	1,566.1	748.7	903.8	1,027.6	-107.4%	-111.3%	2,198.2	2,504.0	-12.2%
Attributable Net income	301.0	1,901.5	589.1	706.8	867.4	-84.2%	-65.3%	2,791.7	1,860.7	50.0%
Attributable Comprehensive income	732.1	1,909.3	615.4	935.3	874.5	-61.7%	-16.3%	3,256.7	2,094.7	55.5%
Earnings per Share (AR$)	0.66	4.16	1.29	1.55	2.01			6.11	4.07
Earnings per ADRs (AR$)	3.30	20.82	6.45	7.75	10.03			30.56	20.37
Average Outstanding Shares (in millions)	456.7	456.7	456.7	456.7	456.7

BALANCE SHEET	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Total Assets	159,815.8	166,144.7	163,849.3	141,115.5	146,122.7	-3.8%	9.4%
Average Assets(1)	165,375.6	162,952.7	156,054.4	143,525.2	128,633.2	1.5%	28.6%
Total Loans & Leasing	87,524.6	82,117.7	81,827.1	80,171.5	83,378.1	6.6%	5.0%
Total Deposits	102,060.3	112,638.3	109,676.8	94,906.0	97,185.5	-9.4%	5.0%
Attributable Shareholders’ Equity	20,109.7	19,377.6	17,771.0	17,155.6	16,220.0	3.8%	24.0%
Average Attributable Shareholders’ Equity(1)	19,347.7	18,015.9	17,361.2	16,547.0	15,638.9	7.4%	23.7%

KEY INDICATORS	3Q19	2Q19	1Q19		4Q18	3Q18			9M19	9M18
Profitability & Efficiency
ROAE	6.2%	42.2%	13.6%		17.1%	22.2%			20.4%	16.3%
ROAA	0.7%	4.7%	1.5%		2.0%	2.7%			2.3%	2.3%
Net Interest Margin (NIM)	17.4%	22.1%	19.1%		20.3%	18.2%			19.6%	18.1%
Net Fee Income Ratio	23.3%	18.2%	20.7%		19.2%	21.4%			20.6%	22.6%
Cost / Assets	10.9%	11.3%	9.7%		10.3%	9.7%			10.7%	10.4%
Efficiency Ratio	70.4%	62.4%	59.0%		61.9%	59.3%			63.8%	61.4%
Liquidity & Capital
Total Loans to Total Deposits	85.8%	72.9%	74.6%		84.5%	85.8%
AR$ Loans to AR$ Deposits	82.2%	78.5%	78.3%		92.9%	89.6%
US$ Loans to US$ Deposits	95.9%	60.9%	66.8%		67.5%	78.1%
Liquidity Coverage Ratio (LCR)(3)	141.7%	164.5%	143.9%		173.4%	132.1%
Total Equity / Total Assets	12.6%	11.7%	10.8%		12.2%	11.1%
Capital / Risk weighted assets (Proforma Consolidated) (4)	12.8%	12.9%	13.2%		14.0%	13.8%
Tier1 Capital / Risk weighted assets (Proforma Consolidated ) (5)	11.8%	11.9%	12.1	%(7)	12.9%	12.5%
Risk Weighted Assets / Total Assets	76.7%	68.5%	67.9%		73.0%	70.5%
Asset Quality
NPL Ratio	6.9%	5.1%	5.3%		4.1%	3.7%
Allowances as a % of Total Loans	6.0%	5.5%	5.3%		4.1%	3.5%
Coverage Ratio	86.1%	107.7%	100.0%		100.0%	94.0%
Cost of Risk(7)	9.6%	6.0%	9.9%		7.0%	5.9%			8.5%	5.4%
MACROECONOMIC RATIOS
Retail Price Index (%)(8)	12.5%	9.5%	11.8%		11.5%	14.1%
Avg. Retail Price Index (%)	54.1%	56.3%	51.2%		46.9%	35.1%
UVA (var)	8.5%	12.0%	9.4%		16.2%	10.0%
Pesos/US$ Exchange Rate	57.56	42.45	43.35		37.81	40.90
Badlar Interest Rate (eop)	58.9%	47.5%	45.7%		49.5%	43.3%
Badlar Interest Rate (avg)	54.7%	50.9%	41.8%		50.2%	37.1%
Monetary Policy Rate (eop)	78.4%	62.7%	68.2%		65.4%	48.0%
Monetary Policy Rate (avg)	71.5%	66.8%	55.8%		59.3%	65.0%
OPERATING DATA
Active Customers (in millions)	1.8	1.8	1.8		1.8	1.9
Access Points(9)	324	325	325		325	351
Employees	5,225	5,196	5,264		5,307	5,281	0.6%	-1.1%

(1)             Average Assets and average Shareholder´s Equity calculated on a daily basis

(2)             Total Portfolio: Loans and Leasing before Allowances. According to IFRS, this line item includes Securitized Loan Portfolio and loans transferred with recourse.

(3)             This ratio includes the liquidity held at the holding company level.

(4)             Regulatory capital divided by risk weighted assets taking into account operational and market risk. The regulatory capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level- The Proforma consolidated capital ratio, includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of September 30, 2019, the liquidity amounted to AR$ 654 milion.

(5)             Tier 1 capital divided by risk weighted assets taking into account operational and market risk. The regulatory Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level. The Proforma Consolidated Tier 1 capital ratio includes AR$654 million retained at the holding company which are available for growth.

(6)             During 2Q19 the Central Bank clarified an interpretation regarding deductions on Tier1 Capital related to deferred tax assets, requesting not to offset deferred tax assets and liabilities even when offsetting is required by IFRS (IAS 12) and Basel framework, hence increasing the deductions on Tier 1 Capital. If the Central Bank criteria would have been adopted in 1Q19, Common Equity Tier 1 Ratio (Consolidated Proforma) would have been 11.8%.

(7)             Excluding a voluntary AR$462 million LLP in 1Q19, in excess of the 25% regulatory provisioning related to a delinquent commercial loan, Cost of risk would have been 7.5%. Cost of Risk in 4Q18, excluding the AR$ 231 million additional voluntary loan loss provisions made to increase coverage, was 5.9%.

(8)             Source: INDEC

(9)             The decrease in the number of Access Points in 4Q18, reflects the closing of certain consumer finance sales points.

3Q19 Earnings Call Dial-In Information

Date:	Friday, November 8, 2019
Time:	8:30 AM (US ET); 10:30 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)
Webcast:	http://public.viavid.com/index.php?id=136933
Replay:	From November 8, 2019 at 11:30 AM US ET through November 22, 2019 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13696339

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 91.6% and 5.1% respectively of total assets as of September 2019. Supervielle also operates Tarjeta Automática, a consumer finance company with a distribution network mainly in southern Argentina; MILA, a car financing company; Espacio Cordial, a retail company cross-selling related non-financial products and services; Supervielle Seguros, an insurance company; Supervielle Asset Management; and InvertirOnline.com, an online broker.

Comprehensive Income & Profitability

Income Statement						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Argentine Banking GAAP:
Interest income	9,236.2	8,546.5	7,937.5	8,394.8	6,835.9	8.1%	35.1%
Interest expenses	(7,712.5)	(7,175.8)	(6,719.2)	(6,371.6)	(4,113.1)	7.5%	87.5%
Net interest income	1,523.8	1,370.7	1,218.3	2,023.2	2,722.9	11.2%	-44.0%
Net income from financial instruments at fair value through profit or loss	4,358.7	4,918.8	4,587.8	2,700.1	2,737.4	-11.4%	59.2%
Exchange rate differences on gold and foreign currency	(604.4)	270.8	(328.3)	534.8	(1,074.1)	—	—
NIFFI & Exchange Rate Differences	3,754.4	5,189.6	4,259.4	3,235.0	1,663.4	-27.7%	125.7%
Net Financial Income	5,278.1	6,560.3	5,477.7	5,258.1	4,386.2	-19.5%	20.3%
Fee income	1,890.3	1,665.8	1,561.8	1,387.8	1,319.0	13.5%	43.3%
Fee expenses	(541.8)	(424.0)	(334.1)	(322.7)	(292.2)	27.8%	85.4%
Income from insurance activities	258.1	217.2	204.0	180.4	183.1	18.9%	41.0%
Net Service Fee Income	1,606.6	1,458.9	1,431.7	1,245.5	1,209.9	10.1%	32.8%
Other operating income	722.9	521.0	532.9	539.4	553.1	38.7%	30.7%
Loan loss provisions	(2,007.4)	(1,210.8)	(1,893.0)	(1,382.8)	(1,122.5)	65.8%	78.8%
Net Operating Revenue	5,600.3	7,329.4	5,549.3	5,660.2	5,026.8	-23.6%	11.4%
Personnel expenses	(2,692.3)	(2,876.5)	(2,317.2)	(2,273.4)	(1,865.7)	-6.4%	44.3%
Administrative expenses	(1,573.1)	(1,519.4)	(1,280.5)	(1,317.8)	(1,179.6)	3.5%	33.4%
Depreciation & Amortization	(231.2)	(208.8)	(200.4)	(122.0)	(87.8)	10.7%	163.2%
Other expenses	(1,220.2)	(1,158.7)	(1,002.5)	(1,043.2)	(866.1)	5.3%	40.9%
Operating income	(116.5)	1,566.1	748.7	903.8	1,027.6	-107.4%	-111.3%
Profit before income tax	(116.5)	1,566.1	748.7	903.8	1,027.6	-107.4%	-111.3%
Profit from continuing operations	(116.5)	1,566.1	748.7	903.8	1,027.6	-107.4%	-111.3%
Income tax expense	417.8	337.1	(159.1)	(220.8)	(155.9)	23.9%	-367.9%
Net income	301.3	1,903.2	589.5	683.0	871.6	-84.2%	-65.4%
Attributable to owners of the parent company	301.0	1,901.5	589.1	706.8	867.4	-84.2%	-65.3%
Attributable to non-controlling interests	0.3	1.7	0.4	(23.8)	4.2	-85.2%	-94.0%
Other comprehensive income, net of tax	431.0	7.7	26.3	228.7	7.1	—	—
Comprehensive income	732.7	1,911.0	615.8	911.7	878.8	-61.7%	-16.6%
Attributable to owners of the parent company	732.1	1,909.3	615.4	935.3	874.5	-61.7%	-16.3%
Attributable to non-controlling interests	0.6	1.7	0.4	(23.6)	4.2	-62.1%	-84.7%
ROAE	6.2%	42.2%	13.6%	17.1%	22.2%
ROAA	0.7%	4.7%	1.5%	2.0%	2.7%

Loss before income tax of AR$116.5 million in 3Q19 compared to a AR$1.0 billion profit in 3Q18 and a AR$1.6 billion profit in 2Q19. This loss before income tax was explained by: i) AR$2.0 billion loss reflecting mark to market accounting of short term AR$ and U$S local treasury notes held by Supervielle (amounting to approximately 3% of assets). Fixed income instrument prices declined between 35% and 45% following the debt reprofiling announced by the Argentine government, and ii) The increase in LLPs reflecting the partial provisioning on certain commercial loans coming from the Public Works Contracting and Retailer sectors that became delinquent during the period. Excluding the impact of the debt reprofiling, 3Q19 pre-tax profit would have amounted to AR$ 1.9 billion, up 88% YoY and 23% QoQ.

Attributable Net income of AR$301.0 million in 3Q19, declined from AR$867.4 million in 3Q18 and AR$1.9 billion in 2Q19. Income tax recorded a positive result of AR$ 417.8 million mainly from the inflation adjustment in the income tax provision.

The income tax reform passed in December 2017 allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% in 3 years on a cumulative basis in order to deduct inflation losses.

In 2018 the 55% threshold was not met, but in 2019 inflation has already exceeded 30%. Therefore, since 2Q19 the income tax provision considers the losses arising from exposures to changes in the purchasing power of the currency, which significantly lowers the income tax expense for the current period. The impact of considering inflation adjustment for tax purposes in the income tax line item for 3Q19 and 2Q19 is AR$376 million and AR$664 million respectively.

Attributable Comprehensive Income in 3Q19 decreased 16.3%, or AR$142.4 million YoY, to AR$732.1 million, and 61.7% QoQ, or AR$1.2 billion.

Other Comprehensive Income in 3Q19 was AR$431.0 million compared to AR$7.1 million in 3Q18 and AR$7.7 million in 2Q19. 3Q19 mainly reflects the revaluation of properties in AR$ to adjust to market value.

ROAE of 6.2% in 3Q19 compares with 22.2% in 3Q18 and 42.2% in 2Q19. Excluding the debt reprofiling loss, ROAE would have been [34.9%].

ROAA of 0.7% in 3Q19 versus 2.7% in 3Q18 and 4.7% in 2Q19. Excluding the debt reprofiling loss, ROAA would have been 4.2%.

The table below shows managerial restatement of Income Tax, Net Income, Attributable Net Income, and ROAE, as if inflation adjustment in the income tax provision would have been reported since 1Q19.

(AR$ million)	3Q19	2Q19	1Q19
Profit before Income tax	-116,5	1,566,1	748,7
Income Tax, net	417,8	3,6	174,4
Income Tax Before Inflation adjustment in Income Tax provision	42,2	(327,0)	(159,2)
Inflation adjustment in income tax provision	375,6	330,6	333,6
Net Income	301,3	1,569,7	923,1
Attributable Net Income	301,0	1,567,9	922,7
ROAE	6,2%	34,6%	21,1%

Comprehensive Income & Profitability Breakdown

Consumer finance lending business showed positive results in the quarter reflecting an improvement in its financial margin, while asset quality continued to show improvement after the tightening of its underwriting policies and reducing exposure. As a consequence, Consumer Finance lending business ROAE was 25.3% while excluding this segment, 3Q19 ROAE for Supervielle reached 3.3%.

	3Q19			2Q19			1Q19
	GS	Consumer Finance Lending*	GS excl. Consumer Finance Lending	GS	Consumer Finance Lending*	GS excl. Consumer Finance Lending	GS	Consumer Finance Lending*	GS excl. Consumer Finance Lending
Net Financial Income / Avg. Assets**	12.8%	23.7%	12.2%	16.1%	12.1%	16.4%	14.0%	16.0%	13.9%
LLP / Avg. Assets**	4.9%	11.0%	4.5%	3.0%	15.9%	2.2%	4.9%	19.9%	3.9%
Operating Expenses / Avg. Assets**	10.0%	18.3%	9.6%	11.3%	19.1%	10.8%	9.7%	17.7%	9.2%
ROAA Reported**	0.7%	7.6%	0.3%	4.7%	-14.5%	5.8%	1.5%	-14.0%	2.5%
ROAA Restated (incl. inflation adjustment in the income tax provision in each Q)	0.7%	7.6%	0.3%	3.8%	-14.5%	5.0%	2.4%	-14.0%	3.4%
ROAE**	6.2%	25.3%	3.3%	42.2%	-55.0%	57.4%	13.6%	-61.6%	24.2%
ROAE Restated (incl. inflation adjustment in the income tax provision in each Q)	6.2%	25.3%	3.3%	34.6%	-55.0%	48.5%	21.1%	-61.6%	32.8%
Total Assets / Shareholder Equity	8.55	3.32	9.36	9.04	3.79	9.86	8.99	4.41	9.64

*Includes CCF / MILA and TA

**Annualized

2Q19 included inflation adjustment for tax purposes in the income tax line item of AR$664 million that corresponded to the 1H19. If inflation adjustment in the income tax provision would have been accounted for as of March 31, 2019, 2Q19 ROAE would have been 34.6% and 2Q19 ROAE excluding Consumer finance lending buiseness, would have been 48.5%.

Net Financial Income (Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI- & Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income of AR$5.3 billion, was up 20.3% YoY but down 19.5% QoQ mainly impacted by the debt reprofiling that resulted in a AR$2.0 billion loss reflecting mark to market accounting of short term AR$ and U$S treasury notes held by Supervielle (amounting to approximately 3% of assets). Fixed income instrument prices declined between 35% and 45% following the debt reprofiling announced by the Argentine government. Interest on loans benefitted from additional repricing in personal loans. Excluding the debt reprofiling impact, Net Financial Income would have increased 12% QoQ to AR$7.3 billion in 3Q19.

Net Financial Income	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Net Interest Income	1,523.8	1,370.7	1,218.3	2,023.2	2,722.9	11.2%	-44.0%
NIFFI & Exchange rate differences	3,754.4	5,189.6	4,259.4	3,235.0	1,663.4	-27.7%	125.7%
Net Financial Income	5,278.1	6,560.3	5,477.7	5,258.1	4,386.2	-19.5%	20.3%

Net Interest Income was AR$1.5 billion, down 44.0% YoY but up 11.2% QoQ.

YoY performance reflects the 1,110 bps increase in the interest rate of the AR$ portfolio, while the average Badlar rate increased 1,760 bps, following sharp increases in the monetary policy rate. These actions impacted cost of funds in the banking business portfolio and in the consumer finance portfolio.

Moreover, additional deposits to fund marginal investments in high margin 7-day Central Bank securities, resulted in higher marginal interest expenses, reflected in Net Interest Income, while yields from the investment in those securities held for trading purposes are recorded in the Net Income from Financial Instruments -NIFFI- item. As of September 30, 2019, AR$29.9 billion of short-term securities issued by the Central Bank -7 day high-yield Leliqs- were held for trading purposes and accordingly valued at market price recording profits in NIFFI while the cost of the higher balance of interest-bearing liabilities raised to fund those investments, were recorded as interest expenses within Net Interest Income.

QoQ performance benefitted from the continued repricing in AR$ loans to individuals and commercial loans, and a lower proportion of non-remunerated minimum reserve requirements.

Below is a breakdown of the securities portfolio held as of September 30, 2019, between securities held for trading purposes, securities held to maturity, and securities available for sale. The accounting methodology is different for each security class.

a)             Amortized cost (“Held to maturity”): Assets measured at amortized cost are held within a business model with the objective to hold assets in order to collect contractual cash flows. Interest income is recognized in net interest margin. Assets in this category include the Company’s loan portfolio and certain government (mainly holdings of Bote) and corporate securities.

b)             Fair value through other comprehensive income (“Available for sale”): Assets measured at fair value through other comprehensive income are held in a business model whith the objetctive of both collecting contractual cash flows and selling fiancial assets. Interest income is recognized in net interest margin in the income statement, while changes in fair value are recognized in other comprehensive income.

c)              Fair value through profit or loss (“Held for trading”): Assets measured at fair value through profit or loss are held in a business model with the objective of trading financial assets. Changes in fair value are recognized in the “Net income from financial instruments” line item of the income statement. Assets in this category include most government securities (including Letes and Lecaps that were reprofiled) and securities issued by the Central Bank, other than those classified as amortised cost.

Securities Breakdown(1)(AR$ MM)	Sep 19	Jun 19	Mar 19	Dec 18
Held for trading	31,555.0	41,912.5	35,258.0	15,130.2
Government Securities	1,544.7	2,608.1	3,048.7	3,762.4
Securities Issued by the Central Bank	29,853.1	39,237.1	32,205.8	11,305.3
Corporate Securities	157.3	67.3	3.6	62.4
Held to maturity	3,829.9	3,168.8	3,323.4	4,173.4
Government Securities	3,811.6	3,142.0	3,282.9	4,130.7
Corporate Securities	18.3	26.8	40.4	42.7
Available for sale	8.8	9.1	14.5	119.6
Government Securities	—	—	4.4	119.6
Securities Issued by the Central Bank	—	—	—	—
Corporate Securities	8.8	9.1	10.1	10.4
Total	35,393.6	45,090.4	38,595.9	19,423.2

(1)         Includes securities denominated in AR$ and US$

Net Income from financial instruments and Exchange rate differences of AR$3.8 billion, up 125.7% YoY and down 27.7% QoQ. Sequential performance mainly reflects the impact of the abovementioned debt reprofiling.

NIFFI & Exchange rate differences on gold and foreign currency

						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Income from:
- Government and corporate securities	(970.8)	171.3	594.5	318.5	704.8	—	—
- Term Operations	556.5	(53.3)	59.2	(20.5)	400.9	—	38.8%
- Securities issued by the Central Bank	4,773.0	4,800.8	3,934.0	2,402.1	1,631.8	-0.6%	192.5%
Subtotal	4,358.7	4,918.8	4,587.8	2,700.1	2,737.4	-11.4%	59.2%
Exchange rate differences on gold and foreign currency	(604.4)	270.8	(328.3)	534.8	(1,074.1)	—	—
Total	3,754.4	5,189.6	4,259.4	3,235.0	1,663.4	-27.7%	125.7%

The 3Q19 loss from government and corporate securities reflects the AR$1.5 billion loss on the U$S short term treasury notes -Letes-, and the AR$ 0.56 billion loss on the AR$ short term treasury notes -Lecaps-.

Net Income from US$ denominated operations and securities was a AR$460.0 million net loss mainly explained by the impact of the US$ debt reprofiling partially offset by higher income on foreign currency trading with retail and institutional customers as well as trading desk gains in the quarter

Net Income from US$ denominated operations and Securities
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ
Financial Income from U$S Operations	144.4	(13.2)	540.3	(204.2)	1,359.2	(11.9)
NIFFI	146.4	(15.2)	451.8	(97.1)	980.2	(10.6)
US$ Government Securities(3)	(410.1)	38.0	392.6	(76.5)	579.4	(11.8)
Term Operations	556.5	(53.3)	59.2	(20.5)	400.9	(11.4)
Interest Income	(2.0)	2.0	88.5	(107.1)	379.0	(2.0)
US$ Government Securities(2)	(2.0)	2.0	88.5	(107.1)	379.0	(2.0)

Exchange rate differences on gold and foreign currency	(604.4)	270.8	(328.3)	534.8	(1,074.1)	(3.2)

Total Income from U$S Operations(1)	-460.0	257.6	211.9	330.6	285.2	—

(1) Includes gains on trading from retail Fx operations

(2) Securities held to maturity

(3) Securities held for trading

Net Interest Margin (NIM) of 17.4% down 82 bps YoY and 468 bps QoQ. These decreases mainly reflect the abovementioned debt reprofiling impact. AR$ Loan portfolio NIM in the quarter was 24.2% compared to 23.8% in 2Q19 driven by continuing repricing in loans to individuals and short term commercial loans. U$S NIM as well as the NIM on Investment Portfolio, were impacted by the debt reprofiling. Excluding the debt reprofiling loss, NIM would have been 24.1%.

The Tables below provide further information about NIM breakdown corresponding to Loan Portfolio and Investment Portfolio, Average Assets and Average Liabilities, as well as interest rates both on assets and liabilities and market rates.

NIM Analysis	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ (bps)	YoY (bps)
Total NIM	17.4%	22.1%	19.1%	20.3%	18.2%	(468)	(82)
AR$ NIM	27.9%	26.2%	22.5%	23.9%	21.7%	164	621
U$S NIM	-17.2%	8.4%	6.9%	9.1%	7.3%	(2,556)	(2,445)
Loan Portfolio	18.6%	18.5%	18.2%	17.8%	16.6%	10	206
AR$ NIM	24.2%	23.8%	23.2%	22.5%	21.3%	43	293
U$S NIM	5.4%	5.3%	4.7%	4.9%	3.9%	16	151
Investment Portfolio	18.1%	29.3%	20.1%	23.4%	20.7%	(1,123)	(261)
AR$ NIM	26.0%	32.2%	23.3%	28.2%	22.5%	(627)	346
U$S NIM	-57.0%	8.7%	-4.2%	-2.2%	8.0%	(6,572)	(6,504)

Average Assets	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ (bps)	YoY (bps)
Total Interest Earning Assets (IEA)	100.0%	100.0%	100.0%	100.0%	100.0%	—	—
AR$ (as % of IEA)	76.7%	76.6%	77.9%	75.7%	75.9%	10	80
US$ (as % of IEA)	23.3%	23.4%	22.1%	24.3%	24.1%	(10)	(80)
Loan Portfolio (as % of IEA)	68.8%	68.1%	66.6%	75.7%	78.3%	69	(951)
AR$ (as % of Loan Portfolio)	70.2%	71.5%	72.7%	73.0%	72.7%	(134)	(254)
US$ (as % of Loan Portfolio)	29.8%	28.5%	27.3%	27.0%	27.3%	134	254
Investment Portfolio (as % of IEA)	31.2%	31.9%	33.3%	24.3%	21.5%	(70)	970
AR$ (as % of Investment Portfolio)	91.1%	87.5%	88.4%	84.1%	87.2%	360	390
US$ (as % of Investment Portfolio)	8.9%	12.5%	11.6%	15.9%	12.8%	(360)	(390)

Average Liabilities	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ (bps)	YoY (bps)
Total Interest Bearing Deposits & Low & Non-Interest Bearing Deposits	100.0%	100.0%	100.0%	100.0%	100.0%	—	—
AR$	65.8%	64.9%	66.9%	66.0%	66.7%	95	(85)
US$	34.2%	35.1%	33.1%	34.0%	33.3%	(95)	85
Total Interest-Bearing Liabilities	63.9%	63.9%	65.8%	66.1%	64.5%	0	(60)
AR$	72.7%	72.8%	75.0%	73.5%	73.9%	(8)	(118)
US$	27.3%	27.2%	25.0%	26.5%	26.1%	8	118
Low & Non Interest Bearing Deposits	36.1%	36.1%	34.2%	33.9%	35.5%	(0)	60
AR$	53.7%	51.0%	51.3%	51.4%	53.6%	268	8
US$	46.3%	49.0%	48.7%	48.6%	46.4%	(268)	(8)

Interest Rates	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ (bps)	YoY (bps)
Interest earned on Loans	41.8%	41.0%	39.7%	42.1%	33.8%	80	806
AR$	56.5%	54.6%	52.1%	55.0%	44.2%	197	1,238
US$	7.2%	7.1%	6.8%	7.2%	6.1%	13	116
Yield on Investment Porfolio	35.8%	56.0%	51.2%	48.2%	57.1%	(2,016)	(2,126)
AR$	58.3%	63.0%	52.2%	60.6%	45.4%	(472)	1,292
US$	-177.1%	7.1%	43.4%	-17.8%	137.3%	—	—
Cost of Funds	24.3%	22.6%	21.6%	22.8%	17.0%	170	724
AR$	36.2%	34.1%	31.7%	33.8%	24.8%	213	1,144
U$S	1.2%	1.1%	1.3%	1.5%	1.5%	9	(29)

Market Interest Rates	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ (bps)	YoY (bps)
Monetary Policy Rate (eop)	78.4%	62.7%	68.2%	65.4%	48.0%	1,568	3,035
Monetary Policy Rate (avg)	71.5%	66.8%	55.8%	59.3%	65.0%	468	646
Badlar Interest Rate (eop)	58.9%	47.5%	45.7%	49.5%	43.3%	1,138	1,558
Badlar Interest Rate (avg)	54.7%	50.9%	41.8%	50.2%	37.1%	378	1,757
TM20 (eop)	60.9%	48.6%	48.9%	51.7%	44.1%	1,234	1,684
TM20 (avg)	57.0%	53.4%	43.5%	53.4%	38.7%	361	1,831

The Table below provides further information about Interest-Earning Assets and Interest-Bearing Liabilities.  Sequentially, assets repriced faster than cost of funds.

Interest Earning Assets	3Q19		2Q19		1Q19		4Q18		3Q18
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio
Government and Corporate Securities	8,955.1	-72.0%	10,557.4	18.4%	9,984.9	38.4%	10,113.1	21.6%	6,567.3	65.9%
Securities Issued by the Central Bank	26,341.9	72.5%	27,268.3	70.5%	28,242.3	55.7%	15,062.3	66.0%	14,183.7	53.0%
Total Investment Portfolio	35,296.9	35.8%	37,825.8	56.0%	38,227.3	51.2%	25,175.4	48.2%	20,751.0	57.1%
Loans
Loans to the Financial Sector	634.6	39.3%	737.2	12.3%	101.0	33.4%	619.8	91.8%	458.7	73.3%
Overdrafts	6,343.9	70.8%	5,156.0	67.0%	4,484.2	70.0%	5,677.0	76.2%	4,962.4	59.8%
Promissory Notes	7,817.3	68.4%	7,426.6	63.0%	6,585.3	59.5%	7,365.6	62.6%	7,760.1	45.6%
Mortgage loans	6,790.3	38.9%	6,232.1	50.6%	5,597.9	42.1%	4,961.1	65.1%	4,226.7	44.2%
Automobile and Other Secured Loans	1,488.5	50.4%	1,477.5	42.6%	1,581.7	34.0%	1,637.4	22.7%	1,644.7	28.5%
Retail Banking Personal Loans	13,981.1	61.2%	14,282.3	52.5%	13,994.0	50.0%	13,733.9	46.8%	13,472.1	42.8%
Consumer Finance Personal Loans	3,858.0	65.2%	4,676.0	61.3%	5,148.5	56.8%	5,585.2	55.9%	5,936.5	54.9%
Corporate Unsecured Loans	7,771.6	54.7%	7,836.1	57.3%	7,932.8	55.6%	7,463.2	56.4%	6,983.4	37.4%
Retail Banking Credit Card Loans	7,292.1	40.8%	6,661.4	44.3%	6,408.7	41.9%	6,184.0	42.8%	6,019.3	32.3%
Consumer Finance Credit Card Loans	2,352.5	31.5%	2,393.9	43.3%	2,498.3	46.9%	2,510.5	44.2%	2,178.3	38.6%
Receivables from Financial Leases	3,571.9	24.7%	3,643.4	26.2%	3,432.3	28.8%	3,481.2	28.5%	3,313.2	24.6%
Total Loans excl. Foreign trade and U$S loans(1)	61,901.8	54.0%	60,522.5	52.5%	57,764.8	50.5%	59,218.9	53.4%	56,955.4	42.9%
Foreign Trade Loans & US$ loans	21,692.7	7.2%	20,562.8	7.1%	18,848.8	6.7%	19,305.2	7.3%	18,599.7	5.9%
Total Loans	83,594.5	41.8%	81,085.3	41.0%	76,613.5	39.7%	78,524.2	42.1%	75,555.2	33.8%
Securities Issued by the Central Bank in Repo Transaction	2,631.6	70.4%	86.7	62.7%	101.8	37.8%	48.4	62.8%	145.8	37.0%
Total Interest-Earning Assets	121,523.0	40.7%	118,997.8	45.8%	114,942.6	43.5%	103,748.0	43.6%	96,451.9	38.8%

(1)             In 3Q19, 2Q19, 1Q19, 4Q18 and 3Q18 include AR$3.3 billion, AR$2.6 billion, AR$ 2.1 billion AR$ 1.9 billion and  AR$2.0 billion respectively of US$ loans, mainly credit cards US$ balances.

Interest Bearing Liabilities & Low & Non-Interest Bearing Deposits	3Q19		2Q19		1Q19		4Q18		3Q18
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Time Deposits	40,554.5	46.6%	35,666.3	41.3%	38,735.1	37.9%	26,774.1	37.3%	23,546.8	25.4%
AR$ Time Deposits	35,905.2	52.4%	30,557.6	48.0%	33,508.8	43.6%	22,043.6	44.9%	19,101.0	31.0%
FX Time Deposits	4,649.2	1.1%	5,108.7	1.1%	5,226.3	1.4%	4,730.6	1.7%	4,445.8	1.7%
Special Checking Accounts	21,013.0	23.6%	23,238.4	26.0%	21,606.4	25.0%	27,849.8	32.7%	21,457.3	27.0%
AR$ Special Checking Accounts	10,881.8	45.4%	13,214.6	45.5%	14,287.4	37.6%	21,567.1	42.1%	16,863.7	34.2%
FX Special Checking Accounts	10,131.2	0.2%	10,023.8	0.3%	7,319.0	0.4%	6,282.6	0.4%	4,593.6	0.5%
Borrowings from Other Fin. Inst. & Medium Term Notes	17,266.6	36.1%	20,369.4	35.8%	18,680.0	33.1%	19,560.6	34.8%	19,170.1	27.8%
Subordinated Loans and Negotiable Obligations	1,840.9	7.3%	1,601.0	6.9%	1,425.0	6.8%	1,355.5	7.0%	1,169.8	7.1%
Total Interest-Bearing Liabilities	80,675.0	37.5%	80,875.2	34.8%	80,446.5	32.8%	75,540.1	34.4%	65,344.0	26.3%

Low & Non-Interest Bearing Deposits
Savings Accounts	26,535.3	1.6%	26,360.2	1.4%	23,193.6	0.3%	21,340.8	0.3%	20,420.1	0.2%
AR$ Savings Accounts	12,654.6	3.3%	12,505.9	2.9%	11,312.4	0.5%	10,564.5	0.5%	10,632.8	0.3%
FX Savings Accounts	13,880.7	0.0%	13,854.3	0.0%	11,881.2	0.0%	10,776.3	0.0%	9,787.3	0.0%
Checking Accounts	19,039.0		19,284.7		18,564.4		17,406.5		15,469.3
AR$ Checking Accounts	11,809.5		10,781.9		10,094.8		9,362.9		8,603.5
FX Checking Accounts	7,229.5		8,502.9		8,469.6		8,043.7		6,865.8
Total Low & Non-Interest Bearing Deposits	45,574.2		45,645.0		41,758.1		38,747.4		35,889.4

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	126,249.2	24.3%	126,520.2	22.6%	122,204.5	21.6%	114,287.4	22.8%	101,233.4	17.0%
AR$	83,133.5	36.2%	82,141.4	34.1%	81,754.1	31.7%	75,417.7	33.8%	67,496.9	24.8%
FX	43,115.7	1.2%	44,378.7	1.1%	40,450.5	1.3%	38,869.7	1.5%	33,736.6	1.5%

AR$ Liabilities. Avg. Balance	3Q19		2Q19		3Q18
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Interest-Bearing Liabilities
Time Deposits	35,905.2	52.4%	30,557.6	48.0%	19,101.0	31.0%
Special Checking Accounts	10,881.8	45.4%	13,214.6	45.5%	16,863.7	34.2%
Borrowings from Other Fin. Inst. & Medium Term Notes	11,882.5	50.0%	15,081.5	46.3%	12,295.8	40.7%
Subordinated Loans and Negotiable Obligations	—	—	—	—	—	—
Total Interest-Bearing Liabilities	58,669.5	50.6%	58,853.7	47.0%	48,260.5	34.6%
Low & Non-Interest Bearing Deposits
Savings Accounts	12,654.6	3.3%	12,505.9	2.9%	10,632.8	0.3%
Checking Accounts	11,809.5		10,781.9		8,603.5
Total Low & Non-Interest Bearing Deposits	24,464.1		23,287.8		19,236.3

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	83,133.5	36.2%	82,141.4	34.1%	67,496.9	24.8%

US$ Liabilities. Average Balance	3Q19		2Q19		3Q18
(In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Interest-Bearing Liabilities
Time Deposits	4,649.2	1.1%	5,108.7	1.1%	4,445.8	1.7%
Special Checking Accounts	10,131.2	0.2%	10,023.8	0.3%	4,593.6	0.5%
Borrowings from Other Fin. Inst. & Medium Term Notes	5,384.2	5.6%	5,287.9	5.7%	6,874.3	4.6%
Subordinated Loans and Negotiable Obligations	1,840.9	7.3%	1,601.0	6.9%	1,169.8	7.1%
Total Interest-Bearing Liabilities	22,005.5	2.3%	22,021.5	2.3%	17,083.5	2.9%
Low & Non-Interest Bearing Deposits
Savings Accounts	13,880.7	0.0%	13,854.3	0.0%	9,787.3	0.0%
Checking Accounts	7,229.5		8,502.9		6,865.8
Total Low & Non-Interest Bearing Deposits	21,110.2		22,357.2		16,653.1

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	43,115.7	1.2%	44,378.7	1.1%	33,736.6	1.5%

In 3Q19, while AR$ and U$S yield on investment portfolio were impacted by the mark to market accounting of short term AR$ and U$S treasury notes (amounting to approximately 3% of assets) following the debt reprofiling announced by the Argentine government, AR$ loans to individuals benefitted from continuing repricing.

AR$ cost of funds increased 220 bps QoQ reflecting the increase in market interest rates which was partially offset by the 5.1% increase in AR$ Low & Non-Interest Bearing Deposits average volumes, while AR$ Interest Bearing Liabilities average volumes remained flat.

US$ cost of funds increased 10 bps in the quarter but US$ Deposits decreased following industry trends. Average US$ deposits measured in AR$ were down 4.3% reflecting the currency devaluation in the quarter.

Yield on interest-earning assets includes interest income on loans as well as results from the Company’s AR$ and dollar denominated investment portfolio. Yield on interest-bearing liabilities includes interest expenses but it does not include the exchange rate differences and net gains or losses from currency derivatives or from the adjustment to FX fluctuation of the FX liabilities.  The yield on interest-bearing liabilities shown on this table for 3Q19 lacks the negative impact of the increase of the FX rate as of September 30, 2019 compared to the FX rate as of June 30, 2019, thus presenting an inaccurate rate. The full impact is seen when also taking into account the Exchange rate differences on gold and foreign currency line in the income statement.

Assets & Liabilities. Repricing dynamics.

	Sep-19		Jun-19		Mar-19		Dec-18		Sep-18
ASSETS AR$	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets
Total AR$ Assets	150		158		154		185		198
Cash	1		3		3		5		7
Cash (without interest rate risk)		8%		12%		2%		7%		6%
Government & Corporate Securities	57	31%	44	38%	72	31%	154	15%	189	17%
Total AR$ Loans	217	47%	249	44%	257	44%	247	54%	244	53%
Prommisory Notes	70	6%	93	6%	49	6%	60	7%	71	8%
Corporate Unsecured Loans	135	6%	158	5%	154	6%	128	7%	113	7%
Mortgage	30	6%	28	6%	28	5%	28	5%	28	5%
Personal Loans	516	14%	541	15%	524	16%	524	19%	544	20%
Auto Loans	260	1%	300	1%	424	1%	444	1%	464	1%
Credit Cards	98	9%	103	8%	104	8%	107	9%	108	9%
Overdraft	21	5%	15	4%	21	3%	16	5%	14	6%
Other Loans	67	2%	48	2%	59	2%	99	1%	137	0%
Receivable From Financial Leases	405	2%	402	2%	425	2%	438	2%	458	3%
Other Assets (without interest rate risk)		9%		5%		5%		6%		4%

US$	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets
Total U$S Assets	254		216		244		273		304
Cash	1	17%	3	17%	3	16%	5	15%	3	14%
Cash (without interest rate risk)		17%		25%		21%		22%		20%
Government & Corporate Securities	44	2%	101	3%	178	5%	161	9%	425	5%
Total U$S Loans	306	55%	280	44%	316	47%	364	46%	363	52%
Receivable From Financial Leases	657	5%	654	3%	639	3%	662	3%	695	3%
Other Assets (without interest rate risk)		3%		5%		5%		3%		4%

LIABILITIES AR$	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total AR$ Liabilities
Total AR$ Liabilities	49		54		35		43		33
Deposits	34	79%	43	77%	20	76%	25	75%	16	78%
Private Sector Deposits	32	75%	43	74%	20	73%	25	72%	16	74%
Checking Accounts (without interest rate risk)		32%		29%		24%		29%		26%
Special Checking Accounts	1	10%	3	12%	3	20%	5	17%	3	27%
Time Deposits	25	31%	32	28%	31	30%	37	28%	33	21%
Public Sector Deposits	78	4%	34	3%	24	2%	18	4%	11	4%
Other Sources of funding	175	7%	185	6%	72	18%	81	20%	98	18%
Other Liabilities (without interest rate risk)		4%		5%		5%		4%		3%

US$	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities
Total U$S Liabilities	81		96		206		113		126
Deposits	12	68%	25	82%	37	77%	29	76%	35	71%
Private Sector Deposits	12	58%	25	66%	37	58%	29	57%	35	53%
Checking Accounts (without interest rate risk)		26%		47%		42%		38%		38%
Special Checking Accounts	1	23%	3	8%	3	4%	5	7%	3	3%
Time Deposits	39	9%	43	10%	47	12%	43	12%	42	12%
Public Sector Deposits	21	10%	21	16%	21	19%	21	19%	20	19%
Other Sources of funding		2%		2%		2%		0%	82	24%
Subordinated Negotiable Obligations	495	5%	589	3%	680	3%	771	3%	862	2%

Portfolio repricing dynamics as of September 30, 2019, show that while AR$ liabilities reprice in an average of 49 days, AR$ total Assets are fully repriced in 150 days, and AR$ loans are fully repriced in an average term of approximately 217 days.

Interest Income

Interest income rose by 35.1% YoY to AR$9.2 billion in 3Q19 and 8.1% QoQ.

Interest Income						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Interest on/from:
- Cash and Due from banks	0.2	0.6	2.4	1.9	2.8	-64.4%	-91.8%
- Loans to the financial sector	62.4	22.6	8.4	30.7	84.1	175.5%	-25.9%
- Overdrafts	1,123.0	863.2	785.0	1,082.1	741.6	30.1%	51.4%
- Promissory notes	1,336.1	1,170.2	979.9	1,152.9	884.7	14.2%	51.0%
- Mortgage loans	660.1	789.1	588.7	807.1	466.8	-16.4%	41.4%
- Automobile and other secured loans	116.3	157.5	134.5	93.1	117.2	-26.2%	-0.8%
- Personal loans	2,672.1	2,577.4	2,480.0	2,387.3	2,256.0	3.7%	18.4%
- Corporate unsecured loans	1,062.1	1,122.0	1,103.4	1,052.9	653.8	-5.3%	62.4%
- Credit cards loans	929.6	996.8	964.8	939.2	696.2	-6.7%	33.5%
- Foreign trade loans & US loans	391.0	365.5	318.0	353.9	275.0	7.0%	42.2%
- Leases	221.0	238.5	247.3	247.7	203.9	-7.4%	8.4%
- Other receivables from financial transactions	—	—	—	—	—
- Other	662.4	243.0	325.1	246.0	454.0	172.6%	45.9%
Total	9,236.2	8,546.5	7,937.5	8,394.8	6,835.9	8.1%	35.1%

The YoY increase in interest income mainly reflected the following increases:

•                  AR$2.5 billion in average volume of Repo Transactions to AR$2.6 billion,

•                  8.7% in average loan volumes excluding Foreign trade and US$ loans, and

•                  16.6% in average Foreign trade and US$ loans, reflecting the impact of devaluation.

•                  1,110 bps in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while the average interest rate on foreign trade and US dollar denominated loans increased 130 bps.

				Change
Yo Y main changes		3Q19	3Q18	AR$ - bps	%
Overdrafts	Avg. Balance	6,344	4,962	1,382	27.8%
	Yield	70.8%	59.8%	1,103
Promissory Notes	Avg. Balance	7,817	7,760	57	0.7%
	Yield	68.4%	45.6%	2,276
Mortgage loans	Avg. Balance	6,790	4,227	2,564	60.7%
	Yield	38.9%	44.2%	(529)
Retail Banking Personal Loans	Avg. Balance	13,981	13,472	509	3.8%
	Yield	61.2%	42.8%	1,845
Consumer Finance Personal Loans	Avg. Balance	3,858	5,936	(2,079)	-35.0%
	Yield	65.2%	54.9%	1,026
Corporate Unsecured Loans	Avg. Balance	7,772	6,983	788	11.3%
	Yield	54.7%	37.4%	1,722
Retail Banking Credit Card Loans	Avg. Balance	7,292	6,019	1,273	21.1%
	Yield	40.8%	32.3%	851
Consumer Finance Credit Card Loans	Avg. Balance	2,353	2,178	174	8.0%
	Yield	31.5%	38.6%	(703)
Receivables from Financial Leases	Avg. Balance	3,572	3,313	259	7.8%
	Yield	24.7%	24.6%	13
Foreign Trade Loans & US$ loans	Avg. Balance	21,693	18,600	3,093	16.6%
	Yield	7.2%	5.9%	130
Other (mainly Repo transactions)	Avg. Balance	2,632	146	2,486	—
	Yield	70.4%	37.0%	3,344

The QoQ increase in interest income was mainly due to the following:

•                  AR$2.5 billion increase to AR$2.6 billion in average volume of Repo Transactions,

•                  2.3% increase in average loan volumes, excluding Foreign trade and US$ loans, and

•                  150 bps increase in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, following the increase in average market interest rates rate, while the average interest rate on foreign trade and US dollar denominated loans increased 10 bps.

				Change
QoQ main changes		3Q19	2Q19	AR$ - bps	%
Overdrafts	Avg. Balance	6,344	5,156	1,188	23.0%
	Yield	70.8%	67.0%	384
Promissory Notes	Avg. Balance	7,817	7,427	391	5.3%
	Yield	68.4%	63.0%	534
Mortgage loans	Avg. Balance	6,790	6,232	558	9.0%
	Yield	38.9%	50.6%	(1,176)
Retail Banking Personal Loans	Avg. Balance	13,981	14,282	(301)	-2.1%
	Yield	61.2%	52.5%	872
Consumer Finance Personal Loans	Avg. Balance	3,858	4,676	(818)	-17.5%
	Yield	65.2%	61.3%	392
Corporate Unsecured Loans	Avg. Balance	7,772	7,836	(64)	-0.8%
	Yield	54.7%	57.3%	(261)
Retail Banking Credit Card Loans	Avg. Balance	7,292	6,661	631	9.5%
	Yield	40.8%	44.3%	(347)
Consumer Finance Credit Card Loans	Avg. Balance	2,353	2,394	(41)	-1.7%
	Yield	31.5%	43.3%	(1,177)
Receivables from Financial Leases	Avg. Balance	3,572	3,643	(72)	-2.0%
	Yield	24.7%	26.2%	(144)
Foreign Trade Loans & US$ loans	Avg. Balance	21,693	20,563	1,130	5.5%
	Yield	7.2%	7.1%	10
Other (mainly Repo transactions)	Avg. Balance	2,632	87	2,545	—
	Yield	70.4%	62.7%	774

Interest Expenses

Interest expenses increased 87.5% YoY to AR$7.7 billion in 3Q19, and 7.5% QoQ.

Interest Expenses						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Interest on:
- Checking and Savings Accounts	104.3	92.6	15.7	15.1	8.9	12.7%	1075.0%
- Special Checking Accounts	1,203.7	1,447.7	1,349.1	2,277.7	1,450.2	-16.9%	-17.0%
- Time Deposits	4,720.0	3,681.9	3,670.6	2,493.3	1,476.2	28.2%	219.7%
- Other Liabilities from Financial Transactions	1,491.9	1,604.9	1,317.6	1,227.9	989.3	-7.0%	50.8%
- Financing from the Financial Sector	111.1	182.5	201.9	295.0	140.9	-39.2%	-21.2%
- Subordinated Loans and Negotiable Obligations	33.8	27.6	24.1	23.7	20.6	22.2%	63.7%
- Other	47.8	138.5	140.3	39.0	27.0	-65.5%	76.7%
Total	7,712.5	7,175.8	6,719.2	6,371.6	4,113.1	7.5%	87.5%

The YoY increase in interest expenses mainly reflected the following changes:

•                  A 21.6% increase in average AR$ interest-bearing liabilities and 28.8% in the average US$ interest-bearing liabilities (measured in AR$), partially offset by the 27.2% and 26.8% increase in AR$ and US$ (measured in AR$) Low & Non-Interest Bearing Deposits respectively

•                  A 1,150 bps increase in the AR$ Cost of funds, while US$ Cost of funds decreased 30 bps.

					Change
YoY main changes			3Q19	3Q18	AR$ - bps	%
AR$ Time Deposits	Avg. Balance		35,905	19,101	16,804	88.0%
	% of Total Liabilities		28.4%	18.9%
	Interest paid		52.4%	31.0%	2,148
FX Time Deposits	Avg. Balance		4,649	4,446	203	4.6%
	% of Total Liabilities		3.7%	4.4%
	Interest paid		1.1%	1.7%	(60)
AR$ Special Checking Accounts	Avg. Balance		10,882	16,864	(5,982)	-35.5%
	% of Total Liabilities		8.6%	16.7%
	Interest paid		45.4%	34.2%	1,113
FX Special Checking Accounts	Avg. Balance		10,131	4,594	5,538	—
	% of Total Liabilities		8.0%	4.5%
	Interest paid	—	0.2%	0.5%	—	—
Borrowings from Other Fin. Inst. & Medium Term Notes	Avg. Balance		17,267	19,170	(1,903)	-9.9%
	% of Total Liabilities		13.7%	18.9%
	Interest paid		36.1%	27.8%	838
Savings Accounts	Avg. Balance		26,535	20,420	6,115	29.9%
	% of Total Liabilities		21.0%	20.2%
	Interest paid		1.6%	0.2%	140
Checking Accounts	Avg. Balance		19,039	15,469	3,570	23.1%
	% of Total Liabilities		15.1%	15.3%
	Interest paid				—	—
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance		126,249	101,233	25,016	24.7%

Cost of Funds	Interest paid		24.3%	17.0%	724

The QoQ increase in interest expenses mainly reflected the 440 bps increase in the average rate and 18% in the avgerage balance of AR$ Time deposits

This was partially offset by decreases of 18% in average AR$ Special Checking Accounts and 15% in Borrowings from Other Fin. Inst. & Medium Term Notes, together with a 5.1% increase in AR$ Low & Non-Interest Bearing Deposits.

					Change
QoQ main changes			3Q19	2Q19	AR$ - bps	%
AR$ Time Deposits	Avg. Balance		35,905	30,558	5,348	17.5%
	% of Total Liabilities		28.4%	24.2%
	Interest paid		52.4%	48.0%	443
FX Time Deposits	Avg. Balance		4,649	5,109	(459)	-9.0%
	% of Total Liabilities		3.7%	4.0%
	Interest paid		1.1%	1.1%	2
AR$ Special Checking Accounts	Avg. Balance		10,882	13,215	(2,333)	-17.7%
	% of Total Liabilities		8.6%	10.4%
	Interest paid		45.4%	45.5%	(15)
FX Special Checking Accounts	Avg. Balance		10,131	10,024	107	—
	% of Total Liabilities		8.0%	7.9%
	Interest paid	—	0.2%	0.3%	—	—
Borrowings from Other Fin. Inst. & Medium Term Notes	Avg. Balance		17,267	20,369	(3,103)	-15.2%
	% of Total Liabilities		13.7%	16.1%
	Interest paid		36.1%	35.8%	37
Savings Accounts	Avg. Balance		26,535	26,360	175	0.7%
	% of Total Liabilities		21.0%	20.8%
	Interest paid		1.6%	1.4%	17
Checking Accounts	Avg. Balance		19,039	19,285	(246)	-1.3%
	% of Total Liabilities		15.1%	15.2%
	Interest paid				—	—
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance		126,249	126,520	(271)	-0.2%

Cost of Funds	Interest paid		24.3%	22.6%	170

Net Service Fee Income

Net service fee income (excluding Income from Insurance Activities) for 3Q19 totaled AR$1.3 billion, increasing 31.3% YoY and 8.6% QoQ.

Net Service Fee Income						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Income from:
Deposit Accounts	750.3	673.7	650.1	541.2	498.8	11.4%	50.4%
Loan Related	65.7	59.0	65.2	70.0	65.9	11.4%	-0.4%
Comissions for foreign trade transactions	78.3	69.1	55.2	33.9	50.4	13.4%	55.3%
Credit cards commissions	625.7	507.6	481.7	485.5	462.2	23.3%	35.4%
Leasing commissions	20.4	22.4	19.6	31.3	29.7	-9.0%	-31.4%
Other	349.9	334.1	290.1	225.8	212.0	4.7%	65.1%
Total Fee Income	1,890.3	1,665.8	1,561.8	1,387.8	1,319.0	13.5%	43.3%

Expenses:
Commissions paid	-530.0	-418.1	-320.8	-312.4	-285.5	26.8%	85.7%
Exports and foreign currency transactions	-11.8	-5.9	-13.3	-10.3	-6.7	98.1%	75.7%
Total Fee Expenses	-541.8	-424.0	-334.1	-322.7	-292.2	27.8%	85.4%

Net Services Fee Income	1,348.5	1,241.7	1,227.8	1,065.1	1,026.9	8.6%	31.3%

The main contributors to service fee income in 3Q19 were deposit accounts and credit cards commissions and non-credit related insurance, representing 40%, 33% and 19% respectively of the total.

The 43.3% YoY rise in service fee income was driven mainly by the following increases:

•                  50.4%, or AR$ 251.5 million, in deposit account fees, reflecting the fee repricing in product bundles,

•                  35.4%, or AR$ 163.5 million, YoY in credit cards, reflecting higher business volume partially offset by the reduction in credit card and debit card merchant discount rates (“MDR”). The maximum MDR for 2018 was 1.85%, while in 2019 is 1.65%. The maximum debit card sales commissions for 2018 was 1.0% while for 2019 is 0.80%, and

•                  65.1%, or AR$137.9 million, in other fees, mainly from the sale of non-financial services and repricing of non-credit related insurance premiums.

The 13.5% QoQ increase in service fee income is explained by the following increases:

•                  23.3%, or AR$ 118.1 million, in credit cards commissions,

•                  11.4%, or AR$ 76.6 million, in deposit account fees, reflecting the repricing in fees charged on product bundles since august, and

•                  4.7%, or AR$ 15.7 million, in both non-financial services and non-credit related insurance products.

Service fee expenses increased 85.4% YoY and 27.8% QoQ to AR$541.8 million in 3Q19, primarily due to the increase in Commissions paid reflecting higher costs paid to the credit and debit cards’ processors.

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. At year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, following a Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and only Banco Supervielle contracts new credit related insurances for mortgages loans.

Income from insurance activities for 3Q19 amounted to AR$258.1 million, increasing 41.0% YoY and 18.9% QoQ. Gross written premiums were up 23.5% QoQ, with non-credit related policies increasing AR$78.9 million, or 24.8%. Claims paid reflects technical adjustments on the IBNR (Incurred but not Recorded Expenses) guidelines.

Loan Loss Provisions

Loan loss provisions (LLP) totaled AR$2.0 billion in 3Q19, increasing 78.8% YoY and 65.8% QoQ. The QoQ increase in LLPs mainly reflects the partial provisioning on certain commercial loans coming from the Public Works Contracting and Retailer sectors that became delinquent during the period. As these NPLs were not fully provisioned given the collaterals associated with them (provisioning exceeded the Central Bank requirement),  the coverage ratio decreased to 86.1% from 107.7% in 2Q19. As of September 30, 2019, collateralized non-performing commercial loans were 55% of total, compared with 20% as of June 30, 2019. The Company expects to foreclose and divest those collaterals in the upcoming quarters.

The 78.8% YoY increase in loan loss provisions mainly reflects asset quality deterioration in the corporate segment and these certaincommercial loans following weak activity levels and high interest rates, and to a lesser extent an increase in the retail segment LLPs. This was partially offset by a AR$236.8 million decrease in Consumer Finance loan loss provisions.

The 65.8% QoQ increase in loan loss provisions reflects the abovementioned deterioration in the corporate segment while the retail and consumer finance segments LLPs decreased AR$96.2 million and AR$120.1 million respectively.

Cost of Risk increased 360 bps to 9.6% in 3Q19 compared to 5.9% in 3Q18 and 6.0% in 2Q19, negatively impacted by the abovementioned delinquent commercial loans.

Consumer Finance segment loan loss provisions amounted to AR$241.5 million in 3Q19, down 49.5% from 3Q18 and 33.2% from 2Q19., following the declines in NPL creation for the third consecutive quarter. Cost of Risk was 14.5% in 3Q19 compared to 19.4% in previous quarter, improving 490 bps QoQ.

Retail segment loan loss provisions amounted to AR$564.1 million in 3Q19, up 49.5% from 3Q18 and down 14.6% from 2Q19. Cost of Risk was 6.6% in 3Q19 compared to 5.4% in 3Q18 and 7.8% in the previous quarter.

Corporate segment loan loss provisions amounted to AR$1.2 billion in 3Q19, up from AR$230.9 million in 3Q18 and from AR$191.8 million in 2Q19. Cost of Risk was 10.6% in 3Q19 compared to 2.5% in 3Q18 and 1.9% in the previous quarter. 3Q19 was impacted by certain delinquent loans.

The total NPL ratio increased by 320 bps YoY and 180 bps QoQ to 6.9% in 3Q19. QoQ performance was mainly impacted by certain delinquent commercial loans that resulted in a 419 bp increase in Corporate Segment NPL ratio and higher percentage of NPLs from  this business segment over the total non-performing loan portfolio. This increase was partially offset by a AR$185.7 million decrease in NPL creation in the Consumer Finance segment.

The Corporate banking segment NPL portfolio was 7.2% in 3Q19 up from 3.0% in 2Q19. This was mainly impacted by certain delinquent loans.

The Retail banking segment registered a 90-day delinquency ratio of 2.6% in 3Q19, well below its NPL ratio of 4.0% as a high percentage of customers are payroll or pension customers, who maintain a better performance with the Bank than with the rest of the system. The difference between the 90-day delinquency and NPL ratios is due to Central Bank regulations, which require that customers who are performing with a bank, must be considered non-performing, if they are delinquent with other banks or financial institutions.

Efficiency, Personnel, Administrative & Other Expenses

Personnel, Administrative Expenses & D&A						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Personnel Expenses	2,692.3	2,876.5	2,317.2	2,273.4	1,865.7	-6.4%	44.3%
Administrative expenses	1,573.1	1,519.4	1,280.5	1,317.8	1,179.6	3.5%	33.4%
Directors’ and Statutory Auditors’ Fees	53.4	72.1	41.8	36.9	42.1	-25.8%	26.9%
Other Professional Fees	185.7	233.0	169.0	244.4	150.8	-20.3%	23.1%
Advertising and Publicity	116.2	113.1	92.7	68.8	86.2	2.7%	34.7%
Taxes	281.7	296.1	270.8	254.7	210.6	-4.8%	33.7%
Other	936.1	805.1	706.2	713.0	689.8	16.3%	35.7%
Total Personnel & Administrative Expenses (“P&A”)	4,265.4	4,395.8	3,597.7	3,591.2	3,045.2	-3.0%	40.1%
D&A	231.2	208.8	200.4	122.0	87.8	10.7%	163.2%
Total P&A and D&A	4,496.6	4,604.6	3,798.1	3,713.2	3,133.1	-2.3%	43.5%
Total Employees	5,225	5,196	5,264	5,307	5,281	0.6%	-1.1%
Branches & Sales Points	324	325	325	325	351	-0.3%	-7.7%
Efficiency Ratio	70.4%	62.4%	59.0%	61.9%	59.3%

The Efficiency ratio was 70.4% in 3Q19 increasing 1,110 bps YoY, and 801 bps QoQ.  A 2.3% QoQ decline in expenses was offset by a lower financial margin due to the government short term notes reprofiling impact. Excluding the impact of the debt reprofiling, 3Q19 efficiency ratio would have been 53%, down from a comparable 58.7% in 2Q19. 2Q19 results included AR$ 273 million in non-recurring severance charges. Since January 2019, the efficiency ratio includes the impact from IFRS16 adoption.

The YoY 44.3% increase in personnel expenses was mainly explained by salary increases both at the bank level and other subsidiaries. These increases were partially offset by the reorganization in the consumer finance unit implemented in 3Q18 and 4Q18 and the YoY decrease in the employee base in this segment. The employee base at the close of 3Q19 was 5,225, decreasing 1.1% YoY, or by 56 employees.

The past eighteen months wage increases resulting from the bargaining agreement between Argentine banks and the labor union were as follows:

Month since increase applies	Salary Increase
May-2018	5,0%
July-2018	5,0%
August-2018	4,0%
September-2018	4,0%
October-2018	12,0%
November-2018	3,9%
December-2018	3,7%
January-2019	10,0%
June-2019	9,5%
September-2019	10,0%

Sequentially, personnel expenses decreased 6.4% in 3Q19. During the period, personnel expenses included the abovementioned salary increases in the quarter agreed with the unions together with the full impact in 3Q19 of the salary increases agreed upon in previous two quarters. 2Q19 expenses included non recurring severance charges of AR$273 million. The employee base increased 29 employees, or 0.6% QoQ.

Administrative expenses increased 33.4% YoY to AR$1.6 billion and 3.5% QoQ.

The YoY increase was mainly driven by the following increases:

•                  35.7%, or AR$246.3 million, in other expenses mainly due to armored transportation services costs,

•                  33.7% or AR$71.1 million, in taxes, and

•                  23.1%, or AR$34.9 million, in other professional fees.

The QoQ increase was mainly driven by 16.3%, or AR$131.4 million, in other expenses mainly due to armored transportation services costs. This was partially offset by 20.3%, or AR$47.3 million decrease in other professional fees, and 4.8% or AR$14.3 million decrease, in taxes.

D&A amounted to AR$231.2 million in 3Q19 increasing 163.2% YoY and 10.7% QoQ. YoY increase is explained both by the adoption of IFRS 16 effective January 2019 and higher amortizations as a result of properties revaluation and intangible assets from the two company acquisitions completed in 2018. QoQ increase is mainly explained by higher amortizations as a result of properties revaluation.

Other Operating Income (expenses), net

During 3Q19, Other Operating Expenses, net was AR$ 497.3 million increasing 58.9% YoY but decreasing 22.0% QoQ.

Other Income, Net						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Other Operating Income	722.9	521.0	532.9	539.4	553.1	38.7%	30.7%
Other Expenses	-1,220.2	-1,158.7	-1,002.5	-1,043.2	-866.1	5.3%	40.9%
Total	(497.3)	(637.7)	(469.6)	(503.8)	(313.0)	-22.0%	58.9%

Other Expenses mainly reflect turnover tax on all interest income, financial income and fees.

Other Comprehensive Income, net of tax

During 3Q19, Other Comprehensive Income, net of tax was AR$431.0 million mainly reflecting the revaluation of properties and also the difference between the amortized cost and the market value of financial instruments held for investments.

Income Tax

As per the tax reform passed by Congress in December 2017, the corporate tax rate for fiscal years 2018 and 2019 declined to 30% from 35% and will decline to 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. Income from liquidity retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years, which in turn explained until 2018 a lower effective tax rate.

The above mentioned tax reform allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% in 3 years on a cumulative basis in order to deduct inflation losses. In 2018 the 55% threshold was not met, but in 2019 inflation has already exceeded 30%. Therefore, the income tax provision for 2019 considers the losses arising from exposures to changes in the purchasing power of the currency, which lower significantly the income tax expense for the current year.

For income tax purposes, 1/3 of the inflation losses arising in the 2019 fiscal year will be deductible in 2019, while the remaining 2/3 will be deductible in 2020 and 2021. Accordingly, 1/3 of the inflation losses reduce the current income tax provision, while the other 2/3 create a deferred tax asset.

The impact of considering inflation adjustment for tax purposes in the income tax line item for 3Q19 was AR$ 376 million, while in 2Q19 it amounted to AR$664 million.

REVIEW OF CONSOLIDATED BALANCE SHEET

Key Drivers

						% Change
LOANS (in AR$ millions)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Currency
AR$ Loans (in AR$)	62,023	60,315	58,209	59,041	58,414	2.8%	6.2%
as % of Total Loans	70.9%	73.4%	71.1%	73.6%	70.1%
Foreign Currency Loans (in U$S)	443	514	545	559	610	-13.7%	-27.4%
Atomization
Top 10	12.8%	14.0%	14.0%	12.9%	12.1%
Top 20	19.0%	19.7%	19.3%	17.9%	17.6%
Top 50	28.5%	34.2%	27.6%	26.3%	26.0%
Average Interest on loans
AR$ Loans	54.0%	52.5%	50.5%	53.4%	42.9%
Foreign Trade & FX	7.2%	7.1%	6.7%	7.3%	5.9%

INVESTMENT PORTFOLIO	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Securities Issued by the Central Bank	29,853.1	39,237.1	32,205.8	11,305.3	12,322.5
Government Securities AR$	5,356.3	5,750.1	6,336.0	8,012.8	7,120.6
Corporate Securities (in AR$)	184.3	103.2	54.1	115.5	213.9

Funding	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Deposits
AR$ Deposits (in AR$)	75,464	76,832	74,507	63,614	65,291	-1.8%	15.6%
as % of Total Deposits	73.9%	68.2%	67.9%	67.0%	67.2%
Foreign Currency Deposits (in u$S)	462.1	843.5	811.2	827.6	779.9	-45.2%	-40.7%
Cost of Funds	24.3%	22.6%	21.6%	22.8%	17.0%
AR$	36.2%	34.1%	31.7%	33.8%	24.8%
U$S	1.2%	1.1%	1.3%	1.5%	1.5%

Assets & Liabilities Repricing	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Loans
AR$ Loans. Avg. Repricing (Days)	217	249	257	247	244
% of AR$ Assets	47.1%	44.0%	44.0%	54.0%	53.0%
US$ Loans. Avg. Repricing (Days)	306	280	316	364	363
% of U$S Assets	55.3%	44.0%	47.0%	46.0%	52.0%
Total AR$ Assets. Avg. Repricing (Days)	150	158	154	185	198
% of Total Assets	73.3%	72.9%	71.9%	70.0%	69.0%
Total U$S Assets. Avg. Repricing (Days)	254	216	244	273	304
% of Total Assets	26.7%	27.1%	28.1%	30.0%	31.0%
Deposits
AR$ Deposits. Avg. Repricing (Days)	34	43	20	25	16
% of AR$ Liabilities	78.8%	77.0%	76.0%	75.0%	78.0%
US$ Deposits. Avg. Repricing (Days)	12	25	37	29	35
% of U$S Liabilities	68.1%	82.0%	77.0%	76.0%	71.0%
Total AR$ Liabilities. Avg. Repricing (Days)	49	54	35	43	33
% of Total Liabilities	69.4%	69.7%	67.9%	67.2%	67.4%
Total U$S Liabilities. Avg. Repricing (Days)	81	96	206	113	126
% of Total Liabilities	30.6%	30.3%	32.1%	32.8%	32.6%

Total Assets and Investment Portfolio

Total Assets up 9.4% YoY and down 3.8% QoQ, to AR$159.8 billion. QoQ performance reflects both the reduction in US$ deposits at the Central Bank following US$ deposits outflows, and the reduction in holdings of Central Bank securities.

						% Change
Assets Evolution	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Cash and due from banks	18,857.4	26,481.5	31,051.5	33,687.6	33,822.2	-28.8%	-44.2%
Securities Issued by the Central Bank	29,853.1	39,237.1	32,205.8	11,305.3	12,322.5	-23.9%	142.3%
Lebac			—	—	859.7
Leliq	29,853.1	39,237.1	32,205.8	11,305.3	11,462.8	-23.9%	160.4%
Government Securities	5,356.3	5,750.1	6,336.0	8,012.8	7,120.6	-6.8%	-24.8%
Loans & Leasing	87,524.6	82,117.7	81,827.1	80,171.5	83,378.1	6.6%	5.0%
Property, Plant & Equipments	2,300.0	1,752.2	1,770.6	1,777.4	1,410.4	31.3%	63.1%
Other & Intangible(1)	15,924.5	10,806.0	10,658.3	6,161.0	8,068.9	47.4%	97.4%
Total Assets	159,815.8	166,144.7	163,849.3	141,115.5	146,122.7	-3.8%	9.4%

(1)         Other & Intangible, includes Central Bank Repo

Investment Portfolio (AR$. MM)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Securities Issued by the Central Bank	29,853.1	39,237.1	32,205.8	11,305.3	12,322.5
AR$ Leliq	29,853.1	39,237.1	32,205.8	11,305.3	11,462.8
AR$ Lebac	—	—	—	—	859.7
Government Securities	5,356.3	5,750.1	6,336.0	8,012.8	7,120.6
AR$	4,348.8	4,333.0	3,657.3	4,217.5	4,803.0
U$S	1,007.5	1,417.1	2,678.7	3,795.2	2,317.6
Corporate Securities	184.3	103.2	54.1	115.5	213.9
AR$	183.0	102.2	54.1	115.5	213.9
U$S	1.3	1.0	—	—	—
Total	35,393.6	45,090.4	38,595.9	19,433.6	19,657.0
AR$	34,384.8	43,672.3	35,917.2	15,638.4	17,339.4
U$S	1,008.8	1,418.1	2,678.7	3,795.2	2,317.6

Loan Portfolio

The gross loan portfolio, including loans and financial leases, amounted to AR$87.5 billion, increasing 5.0% YoY, and 6.6% QoQ. AR$ Loans amounted to AR$ 62.0 billion increasing 6.2% YoY and 2.8% QoQ, while US$ loans, measured in US$, amounted to US$ 443.1 million decreasing 27.4% YoY and 13.7% QoQ. Measured in local currency FX loans increased 2.2% YoY and 17.0% QoQ mainly due to the FX devaluation. YoY and QoQ inflation was 53.5% and 12.5% respectively.

						% Change
Loan portfolio Breakdown by currency	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
AR$ Loans (in AR$ millions)	62,023.1	60,314.8	58,208.9	59,040.9	58,413.7	2.8%	6.2%
US$ loans (in AR$ millions)	25,501.4	21,802.9	23,618.2	21,130.6	24,964.3	17.0%	2.2%
US$ loans (in US$ millions)	443.1	513.6	544.8	558.9	610.4	-13.7%	-27.4%

						% Change
Loan & Financial Leases Portfolio	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY

To the non-financial public sector	29.6	31.5	30.1	32.8	35.6	-6.1%	-16.9%
To the financial sector	542.1	671.5	230.5	428.4	451.0	-19.3%	20.2%
To the non-financial private sector and foreign residents (before allowances):	83,312.4	77,937.4	77,815.6	76,309.8	79,228.0	6.9%	5.2%
Overdrafts	5,989.9	4,963.2	3,551.0	4,740.5	5,276.2	20.7%	13.5%
Promissory notes	16,209.6	15,422.1	14,688.2	15,671.1	16,038.5	5.1%	1.1%
Mortgage loans	6,991.8	6,586.8	5,867.7	5,343.8	4,569.3	6.1%	53.0%
Automobile and other secured loans	1,372.0	1,460.0	1,642.7	1,540.3	1,629.0	-6.0%	-15.8%
Personal loans	17,330.0	18,334.1	19,157.1	19,024.8	19,502.5	-5.5%	-11.1%
Credit card loans	10,726.3	9,537.6	9,261.2	9,210.2	8,768.0	12.5%	22.3%
Foreing trade loans & U$S loans	21,901.0	18,436.0	20,510.3	18,896.9	22,343.8	18.8%	-2.0%
Others	2,791.8	3,197.6	3,137.4	1,882.1	1,100.8	-12.7%	153.6%
Less: allowances for loan losses	(5,306.9)	(4,558.9)	(4,354.6)	(3,272.3)	(2,869.8)	16.4%	84.9%
Total Loans, net	78,577.1	74,081.5	73,721.7	73,498.6	76,844.7	6.1%	2.3%
Receivables from financial leases	3,609.8	3,451.4	3,724.0	3,382.8	3,678.5	4.6%	-1.9%
Accrued interest and adjustments	30.7	25.9	26.8	17.8	(14.9)	18.2%	-305.4%
Less: allowance s	(86.8)	(67.7)	(65.5)	(54.9)	(59.8)	28.4%	45.2%
Total Loan & Financial Leases, net	82,130.8	77,491.2	77,407.0	76,844.3	80,448.4	6.0%	2.1%

Total Loan & Financial Leases (before allowances)	87,524.6	82,117.7	81,827.1	80,171.5	83,378.1	6.6%	5.0%

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

The Corporate loan portfolio increased 9.5% sequentially. QoQ reflects the increase in AR$ loans, following new loans granted to customers who had paid down their US$ denominated loans, while US$ loans measured in US$ decreased in the quarter but increased when measured in AR$ due to the devaluation.

The Retail banking loan portfolio increased 4.3% in the quarter mainly due to higher credit cards volumes explained by Ahora 12 and Ahora 18 government plans for purchases with credit cards in non interest bearing installments. The 3.5% contraction in the Consumer Finance loan portfolio continues to reflect the Company’s decision to tighten credit scoring standards in the segment as well as weak consumer credit demand and high interest rates.

Risk management

Atomization of the loan portfolio.  As a result of its risk management policies, the Company continues to show an atomized portfolio, where the top 10, 20 and 100 borrowers represent 13%, 19% and 36%, respectively of the Loan portfolio.

Loan portfolio atomization	3Q19	2Q19	1Q19	4Q18	3Q18
%Top10	12.8%	14.0%	14.0%	12.9%	12.1%
%Top20	19.0%	19.7%	19.3%	17.9%	17.6%
%Top50	28.5%	28.0%	27.6%	26.3%	26.0%
%Top100	35.5%	34.2%	33.7%	32.3%	32.3%

Collateralized Loan Portfolio

As of September 30, 2019, 42% of the total Commercial loan portfolio was collateralized, while 55% of the commercial non-performing loans was collateralized (compared to 20% as of June 30, 2019).

	SMEs &
	Middle
Loan Portfolio. Collateral	Market	Large	Total
Collaterallized Portfolio	42%	43%	42%
Unsecured Portfolio	58%	57%	58%

Regarding Retail Portfolio, loans to payroll and pension clients as of September 30, 2019, represented 67.2% of the total segment loan portfolio.

Asset Quality

In 3Q19 certain commercial loans coming from the Public Works Contracting and Retailer sectors became delinquent. As these NPLs were not fully provisioned given the collaterals associated with them (provisioning exceeded the Central Bank requirement),  the coverage ratio decreased to 86.1% from 107.7% in 2Q19. As of September 30, 2019, collateralized non-performing commercial loans were 55% of total, compared with 20% as of June 30, 2019. The Company expects to foreclose and divest those collaterals in the upcoming quarters.

Cost of Risk increased 360 bps to 9.6% in 3Q19 compared to 5.9% in 3Q18 and 6.0% in 2Q19, being negatively impacted by certain delinquent commercial loans.

Reflecting the Company’s decision to tighten credit scoring standards in the Consumer Finance Segment in 1Q18, the share of Consumer Finance loans continued to decline, accounting for 7% of the total loan portfolio, down from 12% in 1Q18.

Cost of risk, net, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, was 9.1% in 3Q19, compared to 5.7% in 3Q18 and 5.6% in 2Q19.

The total NPL ratio increased by 320 bps YoY and 180 bps QoQ to 6.9% in 3Q19. QoQ performance was mainly due to certaindelinquent commercial loans that resulted in a 420 bp increase in Corporate Segment NPL ratio and higher percentage of NPLs from  this business segment over the total non-performing loan portfolio. This increase was partially offset by an AR$185.7 million decrease in NPL creation in the Consumer Finance segment.

The Corporate banking segment NPL portfolio was 7.2% in 3Q19 up from 3.0% in 2Q19. This was mainly impacted by certain delinquent loans.

The Retail banking segment registered a 90-day delinquency ratio of 2.6% in 3Q19, well below its NPL ratio of 4.0% as a high percentage of customers are payroll or pension customers, who maintain a better performance with the Bank than with the rest of the system. The difference between the 90-day delinquency and NPL ratios is due to Central Bank regulations, which require that customers who are performing with a bank, must be considered non-performing, if they are delinquent with other banks or financial institutions.

During the first quarter of 2018, the Company tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, together with changes implemented in the collection process and despite the increasingly challenging environment, started to show some signs of improvement or stabilization, with decreases in NPL creation levels from peak 2Q18 levels. NPL creation in 3Q19 continued to improve decreasing for the third consecutive quarter.

The table below shows a +30 days delinquency 3-month vintage of the month over month origination in Consumer Finance:

Month of disbursement	Month of Measure	Total Loans	Loans to Open Market Customers	Loans to Existing Customers
Dec 17	Feb 18	4.7%	6.4%	3.7%
Jan 18	Mar 18	4.4%	6.2%	3.7%
Feb 18	Apr 18	5.0%	6.5%	4.1%
Mar 18	May 18	3.9%	5.2%	3.2%
Apr 18	Jun 18	3.2%	4.6%	2.5%
May 18	Jul 18	2.8%	4.9%	1.8%
Jun 18	Aug 18	1.4%	2.0%	1.3%
Jul 18	Sep 18	2.4%	3.0%	2.2%
Aug 18	Oct 18	2.0%	3.6%	1.8%
Sep 18	Nov 18	3.5%	3.8%	3.4%
Oct 18	Dec 18	2.7%	4.1%	2.2%
Nov 18	Jan 19	3.3%	4.7%	2.8%
Dec 18	Feb 19	3.6%	7.0%	2.5%
Jan 19	Mar 19	2.8%	5.4%	2.1%
Feb 19	Apr 19	2.3%	4.6%	1.5%
Mar 19	May 19	2.6%	4.3%	2.3%
Apr 19	Jun 19	2.6%	5.0%	1.8%
May 19	Jul 19	2.4%	5.0%	1.5%
Jun 19	Aug 19	4.0%	6.5%	3.2%
Jul 19	Sep 19	3.0%	4.5%	2.9%

Consumer Finance Loans disbursed since March 2018, showed lower delinquency than loans disbursed in previous months, reflecting the tightening of credit scoring standards in place since 1Q18. Since January 2019 there was an improvement in origination delinquency levels when compared with the September and December 2018 time period which had been impacted by high levels of inflation. Delinquency levels remained well below the levels registered as of February 2018 before changes in credit standards and collection processes began to be implemented.

NPL Ratio and Delinquency by Product & Segment	Sep 19	Jun 19	Mar 19	Dec-18	Sep-18
Corporate Segment NPL	7.2%	3.0%	3.0%	1.1%	0.8%
Retail Segment NPL	4.0%	3.9%	3.8%	3.3%	3.2%
Retail Segment Delinquency	2.6%	2.6%	2.3%	2.0%	2.1%
Personal Loans NPL	4.1%	3.7%	4.1%	3.5%	3.6%
Personal Loans Delinquency +90	2.6%	2.5%	2.2%	1.9%	2.1%
Credit Card Loans NPL	4.5%	4.5%	4.6%	3.8%	4.0%
Credit Card Loans Delinquency +90	3.2%	3.2%	2.9%	2.2%	2.6%
Mortgages NPL	0.8%	0.4%	0.2%	0.2%	0.0%
Consumer Finance Segment NPL	20.3%	21.4%	21.0%	19.4%	18.5%
Personal Loans NPL	27.1%	28.7%	27.9%	26.0%	24.6%
Credit Card Loans NPL	15.2%	16.9%	15.4%	13.2%	11.6%
Car Loans NPL	13.4%	10.8%	6.2%	2.5%	0.2%
Residual Car Loans Mila Portfolio NPL	39.6%	28.3%	27.4%	22.3%	16.1%
Total NPL	6.9%	5.1%	5.3%	4.1%	3.7%

						% Change
NPL Creation	Sep 19	Jun 19	Mar-19	Dec-18	Sep-18	QoQ	YoY
Retail Segment(1)	625.4	481.7	547.1	505.8	390.9	29.8%	60.0%
Consumer Finance Segment	138.2	323.9	479.3	537.9	402.6	-57.3%	-65.7%

(1)         NPL creation is calculated for retail segment non performing loans according to  Central Bank definition, where customers that are performing with the bank, but are delinquent with other banks or financial institutions, need to be considered as non-performing along the whole system. If considered bad loan formation only with actual retail segment delinquent loans with Supervielle, it remainsstable QoQ.

Asset Quality						% Change
(In millions of Argentine Ps.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Commercial Portfolio	43,164.2	39,102.4	39,206.3	40,021.2	44,511.1	10%	-3%
Non-Performing	3,273.3	1,158.4	1,220.5	425.6	341.2	183%	859%
Consumer Lending Portfolio(1)	41,779.4	41,669.8	40,501.7	39,045.4	37,933.6	0%	10%
Non-Performing	3,047.3	3,179.5	3,233.2	2,928.4	2,806.7	-4%	9%
Total Portfolio(2)	84,943.6	80,772.2	79,707.9	79,066.5	82,444.7	5%	3%
Non-Performing	6,320.6	4,337.9	4,453.7	3,354.0	3,147.9	46%	101%
Total Non-Performing / Total Portfolio	6.9%	5.1%	5.3%	4.1%	3.7%	36%	88%
Total Allowances	5,440.7	4,671.0	4,455.7	3,354.0	2,958.3	16%	84%
Coverage Ratio	86.1%	107.7%	100.0%	100.0%	94.0%

(1)- includes Retail, Consumer Finance and Residual Car Loans Mila portfolios

(2)- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

Analysis of the Allowance for Loan Losses
(In millions of Argentine Ps.)	9M19	6M19	3M19	FY18	9M18
Balance at the beginning of the year	3,354,0	3,354,0	3,354,0	1,698,2	1,698,2
Provisions charged to income	5,111,1	3,103,8	1,893,0	4,220,6	2,837,9
Write-offs and reversals	-3,024,5	-1,786,2	-791,3	-2,611,8	-1,624,8
Other adjustments	—	—	—	47,0	47,0
Balance at the end of period	5,440,7	4,671,6	4,455,7	3,354,0	2,958,3
Provisions charged to income
Promissory notes	171,4	133,4	55,0	126,5	80,3
Unsecured corporate loans	354,7	78,4	32,3	74,3	47,2
Overdrafts	348,3	75,1	17,1	78,3	59,9
Mortgage loans	207,7	49,7	21,4	42,3	29,6
Automobile and other secured loans	79,0	40,7	14,0	31,5	59,7
Personal loans	1,445,6	1,046,9	580,3	2,016,6	1,264,1
Credit cards loans	586,0	389,4	181,5	846,0	686,3
Foreign Trade Loans	419,1	202,5	216,6	150,5	173,4
Other financings	1,328,9	1,004,6	733,9	712,4	342,6
Other receivables from financial transactions	109,8	66,5	29,0	109,7	65,9
Receivables from financial leases	60,7	16,6	11,9	32,5	28,9
Total	5,111,1	3,103,8	1,893,0	4,220,6	2,837,9
Write-offs and reversals
Promissory notes	-105,8	-54,3	-10,2	-37,6	-24,9
Unsecured corporate loans	-94,9	-38,2	-13,2	-26,0	-14,6
Overdrafts	-69,0	-35,6	-9,3	-27,8	-20,2
Mortgage loans	—	—	—	—	—
Automobile and other secured loans	-126,8	-55,5	-9,0	7,6	7,3
Personal loans	-1,550,2	-1,043,5	-493,1	-1,787,0	-1,185,0
Credit cards loans	-491,0	-316,3	-127,9	-564,2	-283,2
Foreign Trade Loans	-273,2	-37,4	-30,3	—	—
Other financings	-198,5	-151,3	-75,6	-56,2	-30,7
Other receivables from financial transactions	-88,0	-48,9	-20,5	-110,1	-64,8
Receivables from financial leases	-27,0	-5,2	-2,1	-10,5	-8,5
Total	-3,024,5	-1,786,2	-791,3	-2,611,8	-1,624,8

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 9.4% YoY and decreased 3.8% QoQ. The QoQ performance is explained by the 9.4%, or AR$ 10.6 billion, decrease in deposits reflecting the US$ deposit outflows industry wide since mid August. Other sources of funding and shareholder’s equity increased 8.3% QoQ, or AR$4.4 billion.

AR$ denominated funding increased 10.8% YoY and decreased 5.1% QoQ. Foreign currency denominated funding (in US$) decreased 28.4% YoY and 29.3% QoQ.

Funding & Other Liabilities						% Change
(In millions of Argentine Ps.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Deposits
Non-Financial Public Sector	7,603,2	10,059,2	11,204,8	11,105,5	11,991,0	-24,4%	-36,6%
Financial Sector	27,1	26,6	20,3	25,2	24,5	1,9%	10,6%
Non-Financial Private Sector and Foreign Residents	94,430,0	102,552,6	98,451,6	83,775,3	85,170,0	-7,9%	10,9%
Checking Accounts	11,150,9	8,134,0	7,070,5	6,687,2	6,680,2	37,1%	66,9%
Savings Accounts	25,693,3	31,954,1	27,176,3	25,607,6	24,227,8	-19,6%	6,0%
Special Checking Accounts	18,368,7	23,028,7	27,106,6	21,252,0	29,031,9	-20,2%	-36,7%
Time Deposits	33,184,0	30,291,9	29,205,5	25,794,3	20,831,7	9,5%	59,3%
Others	6,033,2	9,143,9	7,892,7	4,434,2	4,398,4	-34,0%	37,2%
Total Deposits	102,060,3	112,638,3	109,676,8	94,906,0	97,185,5	-9,4%	5,0%
AR$ Deposits	75,463,5	76,831,9	74,506,6	63,614,2	65,290,7	-1,8%	15,6%
US$ Deposits	26,596,8	35,806,5	35,170,2	31,291,8	31,894,8	-25,7%	-16,6%
Other Source of Funding
Liabilities at a fair value through profit or loss	—	1,774,3	1,367,2	268,1	—	-100,0%
Derivatives	—	—	—	94,2	328,1	—	—
Repo Transactions	318,3	431,8	1,497,2	—	—	-26,3%	—
Other financial liabilities	7,343,9	7,034,9	6,521,6	4,268,4	4,852,6	4,4%	51,3%
Financing received from Central Bank and others	10,193,5	4,693,7	7,021,3	8,033,2	10,512,3	117,2%	-3,0%
Medium Term Notes	10,172,1	11,625,8	11,990,4	9,307,2	10,046,6	-12,5%	1,2%
Current Income tax liabilities	209,1	499,5	504,3	193,0	548,8	-58,1%	-61,9%
Subordinated Loan and Negotiable Obligations	2,098,6	1,553,6	1,579,6	1,383,8	1,490,2	35,1%	40,8%
Provisions	154,8	119,0	93,4	86,9	81,7	30,1%	89,3%
Deferred tax liabilities	17,7	39,0	10,6	0,2	—	-54,7%
Other non-financial liabilities	7,120,4	6,340,3	5,801,0	5,404,3	4,821,3	12,3%	47,7%
Total Other Source of Funding	37,628,4	34,112,0	36,386,5	29,039,4	32,681,6	10,3%	15,1%
Attributable Shareholders’ Equity	20,109,7	19,377,6	17,771,0	17,155,6	16,220,0	3,8%	24,0%
Total Funding	159,798,4	166,127,9	163,834,3	141,100,9	146,087,0	-3,8%	9,4%

Deposits

Total deposits amounted to AR$102.1 billion in 3Q19, increasing 5.0% YoY and decreasing 9.4% QoQ. Total deposits represent 63.9% of Supervielle’s total funding sources compared to 66.5% in 3Q18 and 67.8% in 2Q19.

Foreign currency denominated deposits (in US$) decreased 40.7% YoY while industry deposits in foreign currency decreased 22.3%.

AR$ denominated deposits increased 15.6% YoY, compared with industry growth of 22.3%, and accounted for 73.9% of total deposits as of September 30, 2019. AR$ average deposits increased 29.1% YoY, compared with industry growth of  27.9%.

On a QoQ basis, foreign currency denominated deposits decreased 45.2% while Industry US dollar denominated deposits decreased 30.5%.

AR$ denominated deposits decreased 1.8% QoQ, compared to a 3.2% industry growth, and accounted for 73.9% of total deposits as of September 30, 2019. AR$ average deposits increased 6.3% QoQ increasing at a same pace of the industry.

AR$ Deposits						% Change
(In millions of Argentine Ps.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Non-Financial Public Sector	3.451,8	3.001,2	2.134,0	3.205,7	3.563,7	15,0%	-3,1%
Financial Sector	26,8	26,0	20,2	22,3	12,8	3,0%	108,9%
Non-Financial Private Sector and Foreign Residents	71.984,9	73.804,6	72.352,4	60.386,2	61.714,1	-2,5%	16,6%
Checking Accounts	11.150,9	8.134,0	7.070,5	6.687,2	6.680,2	37,1%	66,9%
Savings Accounts	15.110,6	17.955,3	13.758,4	14.040,8	12.532,2	-15,8%	20,6%
Special Checking Accounts	10.759,7	13.172,8	20.359,1	14.639,1	23.205,9	-18,3%	-53,6%
Time Deposits	29.395,2	25.794,4	23.663,7	20.891,3	15.283,1	14,0%	92,3%
Others	5.568,5	8.748,2	7.500,6	4.127,9	4.012,8	-36,3%	38,8%
Total AR$ Deposits	75.463,5	76.831,9	74.506,6	63.614,2	65.290,7	-1,8%	15,6%

US$ Deposits						% Change
(In millions of US$)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Total US$ Deposits	462.1	843.5	811.2	827.6	779.9	-45.2%	-40.7%

The charts below show the breakdown of deposits as of September 30, 2019, and 3Q19 average balances.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 37% of the Company’s total deposits base (25.2% of savings accounts and 12.3% of checking accounts) as of September 30, 2019. Non or low-cost demand deposits represented 37% of total deposits (28.4% of savings accounts and 8.6% of checking accounts) as of June 30, 2019 and 32% as of September 30, 2018.

AR$ Retail plus Senior Citizens customer deposits represented 42% of total deposits as of September 30, 2019, compared with 45% of total deposits as of June 30, 2019. AR$ Wholesale and institutional deposits declined to 32% of total AR$ deposits from 35% as of June 30, 2019.

AR$ Wholesale/Institutional deposits QoQ 11% decline reflects the migration of Money Market funds short term deposits from Banks to the Central Bank, as money market funds were allowed to do repo transactions at same rate than Banks. AR$ Senior Citizens deposits showed a 12% QoQ seasonal decline. Senior Citizens deposits are seasonally higher at the end of June and December as they collect  half of the 13th salary.

Other Sources of Funding and Shareholder’s Equity

As of Septemebr 30, 2019, other sources of funding and shareholder’s equity amounted to AR$57.7 billion increasing 18.1% YoY and 7.9% QoQ.

The YoY growth in other sources of funding was explained by the following increases:

•                 24.0%, or AR$3.9 billion in Attributable Shareholders’ Equity,

•                 51.3%, or AR$2.5 billion, in Other Financial Liabilities which includes AR$979.5 million in non-financial liabilities resulting from the adoption of IFRS 16 effective January 2019, and

•                 47.7%, or AR$2.3 billion in Other non Financial Liabilities.

The QoQ performance in other sources of funding was explained by the 117.2%, or AR$5.5 billion increase in Other Financing due to some new foreign trade lines.

Foreign Currency Exposure

The table below show the foreign currency exposure since June 2018.

Consolidated Balance Sheet Data
(In thousands of US$)	Sep 19	Aug 19	Jul-19	Jun 19	May-19	Apr 19	Mar 19	Dec 18	Sep 18	Jun 18
Assets
Cash and due from banks	248,202	311,291	445,023	450,562	415,146	421,594	393,171	432,668	385,131	326,765
Secuities at fair value through profit or loss	17,723	26,722	51,719	36,404	46,206	39,165	64,231	102,321	56,629	22,457
Loans	386,488	432,876	477,277	469,108	479,243	494,621	496,663	521,106	571,211	641,893
Other Receivables from Financial Intermediation	6,652	4,491	7,620	4,446	33,705	13,494	9,686	3,565	3,659	2,885
Other Receivable from Financial Leases	31,726	32,469	33,361	33,946	34,695	35,233	36,127	30,339	31,567	32,001
Other Assets	26,534	31,235	47,192	55,744	48,036	82,688	53,264	29,482	46,025	64,430
Other non-financial assets	47	155	36	64	10	13	201	37	197	547
Total assets	717,372	839,239	1,062,228	1,050,274	1,057,040	1,086,807	1,053,344	1,119,518	1,094,419	1,090,978
Liabilities and shareholders’ equity
Deposits	461,955	670,422	848,683	842,882	851,405	835,158	815,630	844,996	797,420	766,473
Other financial liabilities	222,702	133,546	147,448	146,117	178,898	209,971	203,528	215,011	260,997	237,678
Other Liabilities	19,354	21,894	22,436	23,118	23,626	23,726	24,967	13,616	14,058	17,284
Subordinated Notes	36,461	36,253	36,815	36,599	36,392	36,644	36,438	36,601	36,439	36,566
Total liabilities	740,472	862,115	1,055,382	1,048,716	1,090,321	1,105,499	1,080,562	1,110,223	1,108,914	1,058,002
Net Position on Balance	-23,100	-22,876	6,846	1,558	-33,281	-18,691	-27,218	9,295	-14,495	32,976
Net Derivatives Position	1,000	-13,170	3,770	2,822	32,288	49,938	-	-19,239	7,877	-21,872
Global Net Position	-22,100	-36,046	10,616	4,380	-993	31,247	-27,218	-9,944	-6,618	11,104

According to Central Bank regulations, non-financial liabilities resulting from the adoption of IFRS 16 since January 2019, is not considered within the Global Net Position, and this mainly explains the short position to the Fx in some months of the year 2019. Global Net Position is limited to a 4% maximum long position.

Liquidity & Capitalization

As of September 30, 2019, the total loans to deposits ratio was 85.8% unchanged from September 30, 2018 and increasing from 72.9% as of June 30, 2019. QoQ reflects the decrease in deposits in the quarter while loans increased due to both, the AR$ loan growth and the impact of the depreciation of the FX in US$ loans expressed in AR$.

As of September 30, 2019, the AR$ total loans to AR$ deposits ratio was 82.2% compared to 89.6% on September 30, 2018 and 78.5% as of June, 2019. QoQ reflects the 2.8% increase in AR$ loans,  while AR$ deposits decreased 1.7%. Liquid AR$ Assets to AR$ deposits ratio as of September 30, 2019, was 50.2%.

As of September 30, 2019, the US$ total loans to US$ deposits ratio was 95.9% compared to 78.1% as of September 30, 2018 and 60.9% as of June, 2019. In 3Q19, US$ deposits outflows were 45%,  above the 14% decline in US$ loans. As of September 30, 2019, the Liquid US$ Assets to US$ deposits ratio was 57.5%, flat compared to  June 30, 2019 even after the 45% outflows in US$ deposits.

As of September 30, 2019, proforma liquidity coverage ratio (LCR) was 141.7% compared to 164.5% as of June 30, 2019. This ratio continued to reflect high liquidity levels following the decrease in the loan portfolio and higher holdings of 7-day Leliqs.

Net Stable funding ratio (“NSFR”) as of September 30, 2019 was 153.7%.

Tables below present information about liquidity in AR$ and US$:

AR$ Liquidity
(In millions of Argentine Ps.)	Sep 19	Jun 19
Cash and due from banks	4,571.2	7,365.0
Securities Issued by the Central Bank (Leliq)	30,013.8	39,237.1
Treasury Bonds (Botes)	3,283.5	2,923.3
Liquid AR$ Assets	37,868.5	49,525.4
Total AR$ Deposits	75,463.5	76,831.9
Liquid AR$ Assets / Total AR$ Deposits	50.2%	64.5%

US$ Liquidity
(In millions of Argentine Ps.)	Sep 19	Jun 19
Cash and due from banks	14,286.2	19,116.6
U$S Treasury Bonds	994.7	1,365.9
Liquid US$ Assets	15,280.9	20,482.5
Total US$ Deposits	26,596.8	35,806.5
Liquid US$ Assets / Total US$ Deposits	57.5%	57.2%

As of September 30, 2019, equity to total assets was 12.6%, compared to 11.1% at September 30, 2018 and 11.7% as of June 30, 2019.

Consolidated Capital						% Change
(In millions of Argentine Ps.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18	QoQ	YoY
Attributable Shareholders’ Equity	20,109.7	19,377.6	17,771.0	17,155.6	16,220.0	3.8%	24.0%
Average Shareholders’ Equity	18,250.7	17,693.3	17,361.2	15,530.0	15,186.1	3.1%	20.2%
Shareholders’ Equity as a % of Total Assets	12.6%	11.7%	10.8%	12.2%	11.1%
Avg. Shareholders’ Equity as a % of Avg. Total Assets	11.3%	11.1%	11.1%	13.2%	13.9%
Tang. Shareholders’ Equity as a % of T. Tang. Assets	11.4%	10.6%	9.8%	10.9%	10.0%

Capital injections made by the Company in its subsidiaries during 2019 were as follows:

•                  In February 2019, CCF received total net capital injections of AR$1 Billion.

•                  In June 2019, CCF received total net capital injections of AR$500 Million.

The Common Equity Tier 1 Ratio (Consolidated Proforma) as of September 30, 2019, measured under the new Central Bank criteria was 11.8%, compared to the 11.9% reported as of June 30, 2019 and 12.5% reported as of September 30, 2018.

During 2Q19 the Central Bank clarified an interpretation regarding deductions on Tier1 Capital related to deferred tax assets. Until 1Q19 the Company deducted deferred tax assets net of deferred tax liabilities, as they are shown in the balance sheet according to IFRS, and following the Basel framework. Commencing 2Q19, the Company deducts deferred tax assets without offsetting deferred tax liabilities. This means the deduction to Tier 1 capital in accordance to the Central Bank interpretation is higher than the deferred tax asset shown in the balance sheet. Had this criteria been adopted in 1Q19, Common Equity Tier 1 Ratio (Consolidated Proforma) as of March 31, 2019 would have been 11.8%.

Total Capital Ratio (consolidated pro-forma) and Tier 1 Capital ratio (consolidated pro-forma) includes AR$654 million retained at the holding company level available for growth. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of September 30, 2019, Banco Supervielle’s consolidated financial position showed a solvency level with an integrated capital of AR$14.8 billion, exceeding total capital requirements by AR$4.8 billion.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Calculation of Excess Capital
(In millions of Argentine Ps.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Allocated to Assets at Risk	6,827.8	6,377.2	6,384.6	6,090.3	6,319.4
Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	731.6	425.1	516.9	370.2	335.0
Market Risk	282.6	468.4	461.2	301.7	273.5
Public Sector and Securities in Investment Account	14.0	8.8	7.9	96.9	88.3
Operational Risk	2,083.5	1,934.3	1,644.5	1,486.5	1,333.1
Required Minimum Capital Under Central Bank Regulations	9,939.6	9,213.8	9,015.0	8,345.7	8,349.2
Basic Net Worth	16,098.6	14,961.0	13,474.2	11,847.9	11,116.1
Complementary Net Worth	1,159.1	1,206.8	1,220.8	1,163.9	1,348.9
Deductions	-2,485.2	-2,169.7	-1,191.4	-867.8	-664.9
Total Capital Under Central Bank Regulations	14,772.4	13,998.1	13,503.6	12,144.0	11,800.2
Excess Capital	4,832.8	4,784.2	4,488.6	3,798.3	3,451.0
Credit Risk Weighted Assets	91,375.6	82,531.4	83,851.4	79,580.8	81,573.6
Risk Weighted Assets	121,488.1	112,693.1	110,171.9	101,933.8	101,909.8

Total Capital
(In millions of Argentine Ps.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Tier 1 Capital
Paid in share capital common stock	829.6	808.9	808.9	772.0	772.0
Irrevocable capital contributions	—	475.0	—	—	—
Share premiums	6,898.6	6,444.3	6,444.3	5,481.2	5,481.2
Disclosed reserves and retained earnings	5,351.4	5,342.8	6,273.0	4,602.5	4,602.5
Non-controlling interests	121.7	111.5	99.9	63.0	84.3
IFRS Adjustments	773.6	589.3	-341.0	-472.8	-604.9
100% of results	2,000.3	378.3	—	1,133.4	428.8
50% of positive results	123.4	811.0	189.2	268.6	352.3
Sub-Total: Gross Tier I Capital	16,098.6	14,961.0	13,474.2	11,847.9	11,116.1
Deduct:
All Intangibles	526.5	472.9	390.3	406.5	290.4
Pending items	19.5	92.0	72.6	96.5	48.4
Other deductions	1,939.3	1,604.9	728.5	364.9	326.1
Total Deductions	2,485.2	2,169.7	1,191.4	867.8	664.9
Sub-Total: Tier I Capital	13,613.3	12,791.3	12,282.8	10,980.1	10,451.3
Tier 2 Capital
General provisions/general loan-loss reserves 50%	841.6	781.0	785.4	784.7	825.3
Subordinated term debt	317.5	425.8	435.4	379.2	523.6
Sub-Total: Tier 2 Capital	1,159.1	1,206.8	1,220.8	1,163.9	1,348.9
Total Capital	14,772.4	13,998.1	13,503.6	12,144.0	11,800.2
Credit Risk weighted assets	91,375.6	82,531.4	83,851.4	79,580.8	81,573.6
Risk weighted assets	121,488.1	112,693.1	110,171.9	101,933.8	101,909.8
Tier 1 Capital / Risk weighted assets(1)	11.2%	11.4%	11.1%	10.8%	10.3%
Regulatory Capital / Risk weighted assets(1)	12.2%	12.4%	12.3%	11.9%	11.6%
Funds retained at the Holding company level	654	442	913	927	1,950
Tier1 Capital ratio (Consolidated pro-forma)(2)	11.8%	11.9%	12.1%	12.9%	12.5%
Total Capital ratio (Consolidated pro-forma)(2)	12.8%	12.9%	13.2%	14.0%	13.8%

(1)         Tier1 Capital / Risk weighted assets does not include AR$654 million tier1 capital retained at the holding company level, that is available for growth. 2Q19 does not include AR$442 million tier1 capital retained at the holding company level, that is available for growth. 1Q19 Tier1 Capital / Risk weighted assets does not include $913 million tier1 capital that were retained as of March 2019.  4Q18 Tier1 Capital / Risk weighted assets does not include $929 million tier1 capital that were retained as of December 2018.at the holding company level, available for growth.and AR$ 1 billion of capital contribution made to the Bank in November but approved by the BCRA on January 24, 2019.

(2)         3Q19 and 2Q19 were calculated according to the new Central Bank methodology which modified the criteria of calculation deductions on Capital and excludes deferral tax on liabilities.

The QoQ performance reflects capital consumption as a result of an 8% increase in operational risk with a 15% increase in the amount of deductions to the Tier 1 capital, while market risk decreased 40%. During 2Q19 the Central Bank clarified an interpretation regarding deductions on Tier1 Capital related to deferred tax assets, asking not to offset deferred tax assets and liabilities even when offsetting is required by IFRS (IAS 12) and Basel framework, hence increasing the deductions on Tier 1 Capital.

The YoY performance reflects capital consumption as a result of a 56% increase in operational risk due to higher financial margin and 73%, together with an increase in the amount of deductions to the tier 1 capital.

Minimum Cash Reserve Requirements.

Since June 20, 2018, the Central Bank has been increasing minimum cash reserve requirements on AR$ Deposits. According to the last update (July 22, 2019), Financial institutions belonging to Group “A” (group of systemic importance) have the following minimum reserve requirement: sight deposits reserve requirements amount to 45%, of which 30% should be set up in cash, 5% in BOTES 2020 and 10% in LELIQs (until November

1, 2019). For time deposits of up to 29 days of residual term, minimum reserve requirements amount to 32%, where 11% should be set up in cash, 5% in Botes 2020 and 16% in Leliq. These requirements are reduced as the term of deposits increases. For deposits with a residual tenor between 30 and 59 days, the requirements are 22%, 4% set up in cash, 5% in BOTES 2020 and 13% in LELIQs, reducing to 0%, 2% and 2%, respectively, for the residual term from 60 to 89 days. Deposits of more than 90 days of residual term have no minimum reserve requirement.

Moreover, through a regulation issued on June 19, 2019, it was also determined that from July 1, 2019, the minimum cash reserve requirements in pesos shall be calculated by the average of daily balances of the liabilities registered at the close of each day during the period prior to its integration and established the unified computation of the minimum cash requirement in pesos for the periods July / August and December of a year / January of the following year.

Related to US$ Deposits, minimum cash reserve requirements is 25% for Demand Deposits and 23% for time deposits of up to 29 days of residual term. This requirement is reduced as the term of deposits increases. For deposits with a residual term of between 30 and 59 days, the requirement is 17%, reduced to 11% for deposits with a residual term ranging from 60 to 89 days, to 5% for deposits with a residual term between 90 to 179 days, and to 2% for residual terms between 180 to 365 days. Deposits with a residual term exceeding 365 days will have no minimum cash requirement.

The table below shows the composition of the reserve requirements as of each reported date. The basis on which minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, with the exeption of what was recently regulated through Communication “A” 6719, and is applicable for the months of July and August, and December and January.

Minimum Cash Reserve Requirements on AR$ Deposits (Avg. Balance. AR$ Bn.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Cash	10,533.7	11,729.8	14,400.8	15,330.3	12,786.4
Treasury Bond (BOTE 2020)	3,089.2	2,923.3	3,092.8	3,032.5	2,152.6
Leliq	8,539.3	6,238.0	7,111.2	7,728.3	4,082.8
Special Deduction(1)	2,628.1	2,205.6	2,461.3	2,043.3	1,977.0
Total Cash Reserve Requirements	24,790.2	23,096.7	27,066.0	28,134.5	20,998.8

(1) SMEs loans deduction

U$S Deposits (Avg. Balance. US$ MM.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Cash	149.8	361.6	362.9	332.9	266.9
Total Cash Reserve Requirements	149.8	361.6	362.9	332.9	266.9

RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Operating Revenue Mix

In 3Q19, the Retail Segment represented 65% of net operating revenues, compared to 51% in 3Q18 and 56% in 2Q19.

The Corporate Segment represented 18% of net operating revenues in 3Q19 compared to 21% in 3Q18 and 20% in 1Q19, while the Consumer Finance Segment represented 13% of net operating revenues in 3Q19 compared to 14% in 3Q18 and 7% in 2Q19.

Net Operating Revenue, before Loan Loss Provisions						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Retail Banking	4,908.6	4,768.5	3,991.5	3,652.1	3,062.6	2.9%	60.3%
Corporate Banking	1,389.7	1,697.5	1,577.6	1,597.9	1,245.2	-18.1%	11.6%
Treasury	-44.7	907.9	622.6	731.5	442.5	-104.9%	-110.1%
Consumer Finance	974.7	600.1	696.4	570.1	864.2	62.4%	12.8%
Insurance	205.1	292.2	236.9	229.5	196.2	-29.8%	4.6%
Asset Management & Other Services	114.3	209.1	227.6	105.3	151.8	-45.4%	-24.7%
Total Allocated to Segments	7,547.7	8,475.4	7,352.7	6,886.4	5,962.5	-10.9%	26.6%
Adjustments	60.0	64.8	89.6	156.6	186.8	-7.5%	-67.9%
Total Consolidated	7,607.6	8,540.2	7,442.3	7,043.0	6,149.3	-10.9%	23.7%

Attributable Comprehensive Income Mix

The table below presents information about the Attributable Comprehensive Income by segment:

Attributable Net Income						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Retail Banking	938.2	503.0	326.8	182.2	180.4	86.5%	420.1%
Corporate Banking	-586.7	642.5	21.3	412.3	555.7	—	—
Treasury	-299.0	732.8	283.2	347.9	109.4	—	—
Consumer Finance	206.6	-264.2	-253.3	-414.6	-148.4	-178.2%	-239.2%
Insurance	75.6	169.4	119.7	113.3	96.2	-55.4%	-21.4%
Asset Management & Other Services	-21.6	64.8	57.3	-11.7	11.2	-133.3%	-293.5%
Total Allocated to Segments	313.1	1,848.3	555.1	629.4	804.5	-83.1%	-61.1%
Adjustments	-12.1	53.2	34.0	77.9	62.9	—	—
Total Consolidated	301.0	1,901.5	589.1	707.3	867.4	-84.2%	-65.3%

Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, credit cards, mortgages, car loans, deposit accounts, purchase and sale of foreign exchange, among others.

Retail Segment — Highlights						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Income Statement
Net Interest Income	3,398.8	3,565.2	2,801.6	2,539.6	2,064.0	-4.7%	64.7%
NIIFI & Exchange rate differences	409.1	221.0	200.2	216.1	195.9	85.1%	108.9%
Net Financial Income	3,807.9	3,786.3	3,001.9	2,755.7	2,259.8	0.6%	68.5%
Net Service Fee Income	788.2	761.4	781.8	664.5	600.7	3.5%	31.2%
Net Operating Revenue, before Loan Loss Provisions	4,908.6	4,768.5	3,991.5	3,652.1	3,062.6	2.9%	60.3%
Loan Loss Provisions	-564.1	-660.2	-513.9	-547.6	-377.3	-14.6%	49.5%
Profit before Income Tax	695.6	396.1	412.4	192.3	156.6	75.6%	344.3%
Attributable Net Income	938.2	503.0	326.8	182.2	180.4	86.5%	420.1%
Balance Sheet
Loans (Net of LLP)	32,995.9	31,574.9	30,867.7	30,571.5	29,092.1	4.5%	13.4%
Receivables from Financial Leases (Net of LLP	400.7	440.7	472.2	522.4	557.6	-9.1%	-28.1%
Total Loan Portfolio (Net of LLP)	33,396.6	32,015.6	31,339.9	31,093.9	29,649.8	4.3%	12.6%
Deposits	55,907.3	62,190.0	55,781.5	51,679.0	47,257.1	-10.1%	18.3%

During 3Q19, Profit before Income tax, was AR$696 million increasing AR$299 million QoQ from AR$396 million in 2Q19. YoY performance recorded an increase of AR$539 million or 344.3%.

Attributable Net Income at the Retail Banking Segment increased to AR$938.2 million in 3Q19 from AR$180.4 million in 3Q18. This resulted mainly from a higher net operating revenue before loan loss provisions, and also due to the inflation adjustment in income tax provision. These were partially offset by the 49.5% increase in loan loss provisions to AR$564.1 million and the 48.3% increase in personnel and administrative expenses.

QoQ, Attributable Net Income increased 86.5% from AR$503.0 millon. This resulted mainly from: i) a higher net operating revenue before loan loss provisions, ii) a 14.6% decrease in LLP to AR$564.1 million iii)  the inflation adjustment in income tax provision  and iv) 3.0% decrease in expenses to AR$ 2.9 billion.

In 3Q19, net operating revenue before loan loss provisions was AR$4.3 billion, up 69.8% from 3Q18 and 3.0% QoQ.

The YoY increase is mainly explained by: i) 68.5% growth in net financial income reflecting increases in inflation adjusted mortgage loans, credit cards volumes,  the continuing repricing of personal loans portfolio, together with higher income on foreign currency trading with retail customers, and ii) a 31.2%, or AR$187.5 million, increase in net service fee income.

The 3.0% QoQ increase in net operating revenue before loan loss provisions resulted from a 3.5% increase in  service fee income due to the repricing of bundled products in the quarter, and a 3.0% decrease in expenses. Net financial income remained flat.

Loan loss provisions amounted to AR$564.1 million in 3Q19, up 49.5% from 3Q18 and down 14.6% from 2Q19. The YoY rise is primarily due to an increase in the non-performing portfolio as a result of weak economic activity, high inflation rates and the lost of purchasing power. The Retail banking segment registered a 90-day delinquency ratio of 2.6% in 3Q19, well below its NPL ratio of 4.0% as a high percentage of customers are payroll or pension customers, who maintain a better performance with the Bank than with the rest of the system.

Retail banking loans (including receivables from financial leases) reached AR$33.4 billion at September 30, 2019 increasing 12.6% YoY and 4.3% QoQ. Retail banking loan portfolio continued to reflect lower credit demand in the quarter due to weak consumer sentiment and high interest rates.

Retail banking deposits rose 18.3% on annual basis and decreased 10.1% sequentially.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management, although with a focus on middle market and SMEs.

Corporate Segment — Highlights						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Income Statement
Net Interest Income	1,043.1	1,300.9	1,192.5	1,178.0	947.6	-19.8%	10.1%
NIIFI & Exchange rate differences	22.0	53.9	22.3	30.3	10.4	-59.2%	112.4%
Net Financial Income	1,065.1	1,354.8	1,214.7	1,208.3	958.0	-21.4%	11.2%
Net Service Fee Income	171.3	164.5	152.8	111.3	112.6	4.1%	52.1%
Net Operating Revenue, before Loan Loss Provisions	1,389.7	1,697.5	1,577.6	1,597.9	1,245.2	-18.1%	11.6%
Loan Loss Provisions	-1,190.8	-191.8	-913.7	-311.5	-230.9	520.7%	415.8%
Profit before Income Tax	-644.3	656.9	-4.5	521.5	470.8	—	—
Attributable Net Income	-586.7	642.5	21.3	412.3	555.7	—	—
Balance Sheet
Loans (Net of LLP)	39,473.9	35,960.0	34,850.4	36,121.8	40,504.9	9.8%	-2.5%
Receivables from Financial Leases (Net of LLP	3,132.4	2,950.7	3,192.4	2,815.1	3,037.2	6.2%	3.1%
Total Loan Portfolio (Net of LLP)	42,606.3	38,910.7	38,042.8	38,936.9	43,542.1	9.5%	-2.1%
Deposits	16,538.6	12,043.2	10,611.7	9,420.9	10,239.8	37.3%	61.5%

During 3Q19, Loss before Income tax of AR$644 million compared to a profit of AR$657 million in 2Q19 and to AR$471 million in 3Q18. 3Q19 loss reflects the partial provisioning on certaincommercial loans coming from the Public Works Contracting and Retailer sectors that became delinquent during the period. As of September 30, 2019, collateralized non-performing commercial loans were 55% of total, compared with 20% as of June 30, 2019. The Company expects to foreclose and divest those collaterals in the upcoming quarters.

Attributable Net Income at the Corporate Banking Segment was a loss of AR$586.7 million in 3Q19, compared to a AR$55.7 million profit in 3Q18 and a AR$642.5 million profit in 2Q19. QoQ and YoY explained by higher provisioning resulting from certain new non-performing companies in the quarter.

In 3Q19, net operating revenue before loan loss provisions was AR$1.4 billion, up 11.6% from 3Q18 and down 18.1% from 2Q19.

The YoY increase is mainly explained by 52.1% increase in net service fee income and an 11.2% growth in net financial income

The 18.1% QoQ decrease resulted from a 21.4% decrease in net financial income partially offset by a 4.1% increase in net service fee income and a 6.6%% decrease in expenses.

Loan loss provisions was AR$1190.8 million in 3Q19 compared to AR$167.9 million in 3Q18 and AR$191.8 million in 2Q19. The QoQ increase is explained by the abovementioned delinquent commercial loans registered in 3Q19.

The corporate loan portfolio decreased 2.1% YoY and increased 9.8% QoQ to AR$39.5 billion. QoQ performance reflects the increase in AR$ loans following the increase in new AR$ loans granted to customers who paid down their US$ loans.

Total deposits from corporate customers amounted to AR$16.5 billion, increasing 61.5% YoY, and 37.3% QoQ.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

Treasury Segment — Highlights						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Income Statement
Net Interest Income	-3,289.5	-3,887.6	-3,267.0	-2,348.5	-879.3	-15.4%	274.1%
NIIFI & Exchange rate differences	3,140.8	4,767.8	3,869.8	3,065.0	1,316.1	-34.1%	138.6%
Net Financial Income	-148.7	880.2	602.9	716.5	436.8	—	—
Net Operating Revenue, before Loan Loss Provisions	-44.7	907.9	622.6	731.5	442.5	—	—
Profit before Income Tax	-379.9	632.3	357.7	480.3	361.0	—	—
Attributable Net Income	-299.0	732.8	283.2	347.9	109.4	—	—

Loss before Income tax of AR$380 million compared to a profit of AR$361 million in 3Q18 and AR$632 million in 2Q19. This was impacted by a AR$2.0 billion loss reflecting mark to market accounting of short term AR$ and U$S treasury notes held by Supervielle. Fixed income instrument prices declined between 35% and 45% following the debt reprofiling announced by the Argentine government.

During 3Q19, the Treasury Segment reported an Attributable Net loss of AR$299.0 million, compared to a net gain of AR$109.4 million in 3Q18 and AR$732.8 million in 2Q19.

Net Financial Income, is mainly explained by the decrease in NIFFI & Exchange rate differences reflecting the  debt reprofiling impact and also the increase in cost of funds.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment.

Consumer Finance Segment — Highlights						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Income Statement
Net Interest Income	362.9	321.4	422.2	425.5	703.0	12.9%	-48.4%
NIIFI & Exchange rate differences	222.5	-12.5	-14.9	-146.2	-159.1	—	—
Net Financial Income	585.5	308.9	407.3	279.3	543.9	89.5%	7.7%
Net Service Fee Income	297.2	242.6	208.1	209.2	235.5	22.5%	26.2%
Net Operating Revenue, before Loan Loss Provisions	974.7	600.1	696.4	570.1	864.2	62.4%	12.8%
Loan Loss Provisions	-241.5	-361.6	-466.9	-559.5	-478.3	-33.2%	-49.5%
Profit before Income Tax	72.5	-378.7	-337.7	-563.2	-228.8	—	—
Attributable Net Income	206.6	-264.2	-253.3	-414.6	-148.4	—	—
Balance Sheet
Loan Portfolio (Net of LLP)	6,195.7	6,419.8	7,153.9	7,531.7	7,945.5	-3.5%	-22.0%

Attributable Net Income at the Consumer Finance Segment registered a net gain of AR$206.6 million compared to net losses of AR$148.4 million in 3Q18 and AR$264.2 million in 2Q19. This resulted mainly from lower loan loss provisions and was also due to higher net financial.

	2Q19		2Q19		1Q19		4Q18		3Q18
Interest Earning Assets	Avg.		Avg.		Avg.		Avg.		Avg.
(In millions of Argentine Ps.)	Balance	Avg. Rate	Balance	Avg. Rate	Balance	Avg. Rate	Balance	Avg. Rate	Balance	Avg. Rate
Investment Portfolio
Government and Corporate Securities	331.0	25.4%	69.7	29.6%	—		15	149.8%	6	28.9%
Securities Issued by the Central Bank	552	84.4%	—		—		—		—
Total Investment Portfolio	882.9	62.3%	69.7	29.6%	—	—	15	149.8%	6	28.9%
Loans
Loans to the Financial Sector	60	35.7%	—	—	—	—
Automobile and Other Secured Loans	411	61.6%	390	60.7%	354	60.9%	280	58.2%	133	61.2%
Consumer Finance Personal Loans	3,858	65.2%	4,676	61.3%	5,149	56.8%	5,585	55.9%	5,936	54.9%
Credit Card Loans	2,353	31.5%	2,394	43.3%	2,498	46.9%	2,510	44.2%	2,178	38.6%
Total Loans	6,680.9	52.9%	7,459.8	53.9%	8,001.3	53.9%	8,376.0	52.5%	8,247.7	50.7%
Total Interest-Earning Assets	7,563.8	54.0%	7,529.5	55.2%	8,001.3	53.9%	8,391.0		8,254.0
Interest Bearing Liabilities
Time Deposits	1,012	57.4%	1,070	51.1%	2,037	47.4%	920	48.6%	335	31.7%
Borrowings from Other Fin. Inst. & Unsub Negotiable Obligations	3,477	28.6%	3,544	60.8%	3,620	50.0%	4,983	60.7%	5,365	39.0%
Total Interest-Bearing Liabilities	4,489	35.1%	4,615	58.5%	5,658	49.1%	5,904	58.8%	5,700	38.5%

Asset quality in the Consumer Finance lending business (which is a portion of the Consumer Finance segment) continued to show improvements reflecting tight underwriting policies and the changes in the collection processes. Managerial information disclosed below, shows QoQ performance with an improvement in Net Financial Income / average assets reflecting higher average market rates in the quarter, together with an improvement in loan loss provisions. Moreover, operating expenses to average assets ratio also improved.

Consumer Finance Lending*	3Q19	2Q19	1Q19
Average Assets	8,627.2	9,239.0	9,505.9
Net Financial Income	512.0	279.0	380.3
Loan loss provisions	(236.8)	(368.2)	(473.2)
Personnel & Administrative Expenses	(395.7)	(441.7)	(421.6)
Attributable Net Income	164.5	(335.1)	(331.8)
Net Financial Income / Avg. Assets**	23.7%	12.1%	16.0%
LLP / Avg. Assets**	11.0%	15.9%	19.9%
Operating Expenses / Avg. Assets**	18.3%	19.1%	17.7%
ROAA**	7.6%	-14.5%	-14.0%
ROAE**	25.3%	-55.0%	-61.6%
Total Assets / Shareholder Equity	3.32	3.79	4.41

*Includes CCF / MILA and TA results and assets

**Annualized ratios

Loan loss provisions amounted to AR$241.5 million in 3Q19, down 49.5% from 3Q18 and 33.2% from 2Q19. Cost of Risk was 14.5% in 3Q19 compared to 19.4% in previous quarter, improving 490 bps QoQ, while coverage ratio remained stable.

During the first quarter of 2018, the Company tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, together with changes implemented in the collection process and despite the increasingly challenging environment, started to show some signs of improvement or stabilization, with decreases in NPL creation levels from peak 2Q18 levels. NPL creation in 3Q19 continued to improve decreasing for the third consecutive quarter.

The NPL ratio decreased by 90 bps QoQ, while the total non performing loan portfolio decreased 14% QoQ, or AR$ 232 million. The loan portfolio declined 2.3% QoQ.

Loans (net of Provisions for loan losses) totaled AR$6.2 billion as of September 30, 2019 decreasing 3.5% QoQ and 22.0% YoY. The contraction in the Consumer Finance loan portfolio continues to reflect the Company’s decision to tighten credit scoring standards in the segment as well as lower consumer credit demand.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to its customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of customers as well.

The Insurance Broker began operations in late August, with the launch of an integral insurance product offering to its customers, with initial focus on Entrepreneurs & Small Businesses and SMEs.

Insurance Segment — Highlights						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Net Financial Income	7.2	90.2	87.8	86.3	54.9	-92.0%	-86.9%
Net Service Fee Income	196.4	200.4	147.9	142.3	140.4	-2.0%	39.8%
Net Operating Revenue, before Loan Loss Provisions	205.1	292.2	236.9	229.5	196.2	-29.8%	4.6%
Profit before Income Tax	117.1	201.8	171.6	154.6	141.9	-42.0%	-17.5%
Attributable Net Income	75.6	169.4	119.7	113.3	96.2	-55.4%	-21.4%
Gross written premiums	399.5	323.4	280.2	273.9	257.4	23.5%	55.2%
Claims Paid	72.8	15.4	39.9	40.8	31.0	372.7%	134.5%
Combined Ratio	57.9%	50.6%	68.8%	71.3%	63.6%	14.4%	-9.0%

Attributable Net income of the Insurance Segment in 3Q19 was AR$75.6 million, compared to AR$96.2 million in 3Q18 and AR$169.4 million in the previous quarter.

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle is only contracting new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products including; Home Insurance, Technology Insurance and ATMs insurance and an Integral Insurance product for Entrepreneurs and SMEs.

Gross written premiums were up 23.5% QoQ, with non-credit related policies increasing AR$78.9 million, or 24.8%.

Net operating revenues attributable to Supervielle Seguros in 3Q19 were AR$205.1 million, increasing 4.6% YoY but decreasing 29.8% QoQ.

Claims Paid amounted to AR$72.8 million in 3Q19, increasing 134.5% YoY and 372.7% QoQ. The Combined ratio improved to 57.9% in 3Q19 from 63.6% in 3Q18 but increased from 50.6% in 2Q19. This was explained by higher claims paid partially offset by higher gross written premiums.

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment. MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management & Others Segment.

Asset Management & Others Segment Highlights						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Net Interest Income	-37.2	33.0	29.6	-32.8	6.2	-212.7%	-698.4%
NIIFI & Exchange rate differences	-43.4	21.3	47.0	14.7	34.0	-303.8%	-227.6%
Net Financial Income	-80.6	54.3	76.7	-18.1	40.2	-248.4%	-300.4%
Net Service Fee Income	141.9	120.2	115.8	87.6	103.1	18.0%	37.6%
Net Operating Revenue, before Loan Loss Provisions	114.3	209.1	227.6	105.3	151.8	-45.4%	-24.7%
Profit before Income Tax	-3.0	33.7	85.6	0.9	2.8	-108.9%	-208.3%
Attributable Net Income	-21.6	64.8	57.3	-11.7	11.2
Assets Under Management	11,181	16,158	17,143	13,648	11,273	-30.8%	-0.8%
Market Share	1.9%	2.1%	2.3%	2.3%	2.0%	-10.2%	-9.3%

During 3Q19, Loss before Income tax, was AR$3.0 compared with AR$2.8 million profit in 3Q18 and AR$33.7 million in 2Q19. This loss reflects both lower activity level in the asset management industry together with the impact of mark to market accounting of short term AR$ treasury notes held by the Asset management company. Fixed income instrument prices declined between 35% and 45% following the debt reprofiling announced by the Argentine government.

Net loss of the Asset Management Segment & Other Segments of AR$21.6 million compared to a Net Income of AR$11.2 million in 3Q18 and AR$64.8 million in 2Q19. The abovementioned impact, was partially offset by increases of 37.6% YoY and 18.0% QoQ in net service fee income, together with a 1.8% YoY and 28.4% QoQ decrease in personnel and administrative expenses.

Assets under management amounted to AR$11.2 billion as of September 30, 2019, down from AR$16.2 billion as of June 2019 and flat from September 2018.

RELEVANT EVENTS

Financial Agency Agreement of the Province of San Luis

In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. Only two proposals were presented on March 15, 2019, Banco de la Nacion Argentina and Supervielle.  Both of them were accepted and after a short review process, the Evaluation Committee is analyzing which one is the more convenient for the Province  to define which Bank will be nominated as Financial Agent. There is no date for the abovementioned Committee to make a decision. Until then, Supervielle will be rendering services as Financial Agent.

Banco Supervielle received US$80 Million Financing from FMO and Proparco

On September 4, 2019, Banco Supervielle received a US$80 million senior unsecured syndicated loan facility for a three-year term and with an interest rate of Libor+3.4%. FMO, the Netherlands Development Finance Company, and Proparco, the private sector financing arm of France’s Agence Française de Développement contributed with US$ 40 million each.

Grupo Supervielle enters the Bolsas y Mercados Argentinos Corporate Governance Panel

On October 15, 2019, Supervielle entered the GC Level of the Corporate Governance Panel (the “GC Panel”) of Bolsas y Mercados Argentinos S.A. (“ByMA”).

The Corporate Governance Panel includes those companies already listed on the ByMA that qualify to enter this special trading panel by voluntarily incorporating corporate governance practices in line with the best international standards in addition to those required by Argentine legislation in this area, by adopting a set of rules that further protect the rights of all shareholders and that promote  improvement in the disclosure of information and in monitoring and control structures.

CREDIT RATINGS

Banco Supervielle Credit Rating

Fitch has reviewed the ratings of Argentine financial institutions (FIs) following the downgrade of the sovereign’s long-term following the government’s unilateral extension of repayment on certain debt obligations. As a result, on October 1, 2019 Fitch Ratings reviewed Banco Supervielle S.A.’s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘CC’.

Banco Supervielle Credit Rating

On September 4, 2019, Moodys placed under review for downgrade all long-term ratings, in line with the review fordowngrade of the sovereign rating.As a result, the ratings and assessments assigned to Supervielle were downgraded following the three-notch downgrade of Argentina’s government bond rating to Caa2 from B2. Supervielle’s Baseline Credit Assessment (BCA) was downgraded to caa2 from b2, and its deposit and debt ratings were downgraded to Caa2 from B2, while its national scale deposit ratings were downgraded to B2.ar from A2.ar. On October 22, 2019, Moodys confirmed this ratings.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) reviewed a local long term national scale rating for Banco Supervielle as AA- (Arg), with a negative outlook in line with the outlook of the Argentine Financial System. This rating was reviewed on October 11, 2019.

REGULATORY CHANGES

Treatment of Controlling Companies “Holding Companies”. Net Stable Funding Ratio. Adjustments

Through Communication A 6723, the Central Bank announced that from January 1, 2020, financial entities belonging to the Group “A” (group of systemic importance), whose controlling company is a non financial institution holding company, must comply with the rules on “Minimum capital requirements of financial institutions”, “Large exposures to the credit risk”, “Liquidity coverage ratio” and “Net Stable Funding ratio” in a consolidated form, including the holding company and all its subsidiaries or the financial entity, but excluding insurance companies and all another subsidiary of the group as long as it does not perform activities of a financial nature.

Moreover, financial entities belonging to Group “A” may not grant —direct or indirectly - financial assistance of any kind to its controlling party when this is “company holding” and not a financial entity.

This new regulation will affect Banco Supervielle and Grupo Supervielle. The company calculations under this new regulation, posts capital and liquidity ratios similar to the ones informed as Proforma consolidated ratios under this report.

Minimum Cash Reserve Requirements

Through Communication A 6719 issued on June 19, 2019 the Central Bank announced that from June 1, 2019, obligations with retail stores for sales made through the use of credit cards and / or purchase cards are excluded from the minimum cash reserve requirements.

Moreover, through this communication it was also determined that from July 1, 2019, the minimum cash reserve requirements in pesos shall be calculated by the average of daily balances of the liabilities registered at the close of each day during the period prior to its integration and established the unified computation of the minimum cash requirement in pesos for the periods July / August and December of a year / January of the following year.

The Central Bank also announced that financial entities may choose to integrate, in the months of July and December of each year, the non-integrated pesos requirements of the previous month, maintaining the computation method in force for the requirement of each period (monthly average or bimonthly - depending on the case - balances of the liabilities included in the previous period).

Later on, on July 1, 2019, through Communication A 6728, the Central Bank announced a decrease in minimum cash reserve requirements by 3 percentage points in pesos for all financial institutions time deposits.

On July 22, 2019, through Communication A 6738, the Central Bank announced that an additional 3 percentage points of the total reserve requirements could be set up with leliqs. Previously this 3% was set up with cash.

On October 28, 2019, through Communication A 6817, the Central Bank announced that starting November 1, 2019, reserve requirements on sight deposits will no longer be  allowed to be set up with LELIQs.

Financial institutions belonging to Group “A” (group of systemic importance) now have the following minimum reserve requirement: sight deposits reserve requirements amount to 45%, of which 40% should be set up in cash and 5% in BOTES 2020. For time deposits of up to 29 days of residual term, minimum reserve requirements amount to 32%, where 11% should be set up in cash, 5% in Botes 2020 and 16% in Leliq. These requirements are reduced as the term of deposits increases. For deposits with a residual tenor between 30 and 59 days, the requirements are 22%, 4% set up in cash, 5% in BOTES 2020 and 13% in LELIQs, reducing to 0%, 2% and 2%, respectively, for the residual term from 60 to 89 days. Deposits of more than 90 days of residual term have no minimum reserve requirement.

Central Bank prior authorization required for Banks to pay dividendos

Beginning August 30, 2019, financial institutions will require prior authorization from the Central Bank to distribute retained earnings. The Superintendency of Financial Institutions will take into account, among other elements, the possible effects of the application of international accounting standards according to Communication “A” 6430 (Section 5.5. - IFRS 9 — Impairment of Financial Instruments) and the restatement of financial statements provided by Communication “A” 6651 (inflation accounting).

Central Bank measures to control capital outflows

Through Communication A 6770 issued on September 1, 2019 and its modification on October 28, 2019, the Central Bank introduced measures to control capital outflows:

•                  Goods and Servicies: Exporters have to sell USD from their exports to the central bank within 5 days after the payments (or 6 months after they obtained the permit to export in general and 15 days for commodities).

•                  Households: were able to buy up to US$10.000 until October 27,2019. Since October 28,2019, households are able to buy up to USD200 per month for savings and have to request permission from the Central Bank to buy more than that amount.

•                  Companies: Central Bank previous approval is required to access the FX market.

•                  Dividends: Central Bank prior authorization is required to pay earnings and dividends.

•                  Non-residents: The limit for transactions is set at USD 100 per month.

•                  Debt: Documentation is needed to access the FX market to cancel financial liabilities with foreigners. Disbursement of new financial debts with foreigners have to be sold in the FX market. Access to FX is banned for payment of new USD denominated liabilities between residents.

Central Bank Passive Repo Rate with Mutual Funds

Through Communication P 50953 issued on September 16, 2019, the Central Bank’s Monetary Policy Committee (COPOM) modified the interest rate for Central Bank Passive Repo with Mutual Funds. The rate was set at the equivalent of 0.7 of the passive repo rate at 1 day to financial institutions. This measure was taken in order to improve the transmission of the monetary policy rate.

Financial Reporting in Hyperinflationary Economies

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity hose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of he reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%.

Accumulated inflation in the last three years has exceeded 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as hyper-inflationary as of July 1, 2018.

In a hyper-inflationary environment, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current measurement unit at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, disclosing this information in a separate line item.

By issuing the Communication “A” 6651 in February 2019, the Central Bank adopted IAS 29 and the inflation adjustments provisions stated therein for fiscal years starting January 1, 2020. Therefore, IAS 29 was not applied to financial statements for the fiscal years ended on December 31, 2018 and 2017.

The application of IAS 29 “ “Financial Reporting in Hyperinflationary Economies” has overall effects on these consolidated condensed interim financial statements. Accordingly, the reported amounts would be significantly affected. The Group’s shareholders’ equity as of September 30, 2019 and its comprehensive 9 months results of operations would amount to approximately AR$ 22,252 million and -AR$$1,442 million, respectively.

Appendix II: Definition of ratios

Net Interest Margin Since 2019: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Net Fee Income as a % of Administrative Expenses: Net services fee income + Income from insurance activities divided by Personnel, Administrative Expenses and D&A.

ROAE: Attributable Net Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency(1).

ROAA: Attributable Net Income divided by average assets, calculated on a daily basis and measured in local currency(2).

Efficiency Ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Loans to Total Deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets:  Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Cost of Risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

NPL Creation: NPL loans created in the quarter, which is equivalent to the net increase in NPL on our balance sheet plus portfolio written off in the quarter.

(1)Until December 31, 2018, ROAE was calculated as Attributable Comprehensive Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.  Following the change in Guidance from Comprehensive Income until 2018, to Net Income since 2019, for comparison reasons we restated previous quarters’ ROAE following the current definition.

(2) Until December 31, 2018, ROAA was calculated as Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.  Following the change in Guidance from Comprehensive Income until 2018, to Net Income since 2019, for comparison reasons we restated previous quarters’ ROAA following the current definition.

GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data
(In millions of Argentine Ps.)	Sep 19	Jun 19	Mar 19	Dec 18	Sep 18
Assets
Cash and due from banks	18,857.4	26,481.5	31,051.5	33,687.6	33,822.2
Secuities at fair value through profit or loss	31,555.0	41,912.5	35,216.4	15,112.1	13,800.6
Derivatives	210.2	96.7	181.4	15.9	196.6
Repo transactions	3,996.5	35.7	—	—	111.7
Other financial assets	1,701.2	2,951.3	2,699.7	1,715.5	1,972.6
Loans and other financings	84,919.4	80,026.8	79,458.7	78,791.9	82,237.1
Other securities	3,829.5	3,168.8	3,369.4	4,311.1	5,848.1
Financial assets in guarantee	3,773.7	4,146.0	4,894.7	2,007.2	2,666.4
Current Income tax assets	—	—	—	—	532.9
Investments in equity instruments	8.8	9.1	10.1	10.4	8.4
Investments in subsidiaries, associates and joint ventures	—	—	—	—	—
Property, plant and equipment	2,300.0	1,752.2	1,770.6	1,777.4	1,410.4
Intangible assets	2,083.3	2,036.3	1,942.1	1,961.8	1,837.1
Deferred tax assets	1,574.4	1,401.8	935.1	519.2	401.7
Other non-financial assets	5,006.5	2,126.1	2,319.8	1,205.3	1,277.0
Total assets	159,815.8	166,144.7	163,849.3	141,115.5	146,122.7
Liabilities and shareholders’ equity
Deposits:	102,060.3	112,638.3	109,676.8	94,906.0	97,185.5
Non-financial public sector	7,603.2	10,059.2	11,204.8	11,105.5	11,991.0
Financial sector	27.1	26.6	20.3	25.2	21.5
Non-financial private sector and foreign residents	94,430.0	102,552.6	98,451.6	83,775.3	85,173.0
Liabilities at a fair value through profit or loss	—	1,774.3	1,367.2	268.1	—
Derivatives	—	—	—	94.2	328.1
Repo transactions	318.3	431.8	1,497.2	—	—
Other financial liabilities	7,343.9	7,034.9	6,521.6	4,268.4	4,852.6
Financing received from Central Bank and others	10,193.5	4,693.7	7,021.3	8,033.2	10,512.3
Medium Term Notes	10,172.1	11,625.8	11,990.4	9,307.2	10,046.6
Current Income tax liabilities	209.1	499.5	504.3	193.0	548.8
Subordinated Loan and Negotiable Obligations	2,098.6	1,553.6	1,579.6	1,383.8	1,490.2
Provisions	154.8	119.0	93.4	86.9	81.7
Deferred tax liabilities	17.7	39.0	10.6	0.2	—
Other non-financial liabilities	7,120.4	6,340.3	5,801.0	5,404.3	4,821.3
Total liabilities	139,688.7	146,750.3	146,063.3	123,945.4	129,867.0
Attributable Shareholders’ equity	20,109.7	19,377.6	17,771.0	17,155.6	16,220.0
Non Controlling Interest	17.4	16.8	15.0	14.6	35.7
Total liabilities and shareholders’ equity	159,815.8	166,144.7	163,849.3	141,115.5	146,122.7

Income Statement						% Change
(In millions of Argentine Ps.)	3Q19	2Q19	1Q19	4Q18	3Q18	QoQ	YoY
Argentine Banking GAAP:
Interest income	9,236.2	8,546.5	7,937.5	8,394.8	6,835.9	8.1%	35.1%
Interest expenses	(7,712.5)	(7,175.8)	(6,719.2)	(6,371.6)	(4,113.1)	7.5%	87.5%
Net interest income	1,523.8	1,370.7	1,218.3	2,023.2	2,722.9	11.2%	-44.0%
Net income from financial instruments at fair value through profit or loss	4,358.7	4,918.8	4,587.8	2,700.1	2,737.4	-11.4%	59.2%
Exchange rate differences on gold and foreign currency	(604.4)	270.8	(328.3)	534.8	(1,074.1)	—	—
NIFFI & Exchange Rate Differences	3,754.4	5,189.6	4,259.4	3,235.0	1,663.4	-27.7%	125.7%
Net Financial Income	5,278.1	6,560.3	5,477.7	5,258.1	4,386.2	-19.5%	20.3%
Fee income	1,890.3	1,665.8	1,561.8	1,387.8	1,319.0	13.5%	43.3%
Fee expenses	(541.8)	(424.0)	(334.1)	(322.7)	(292.2)	27.8%	85.4%
Income from insurance activities	258.1	217.2	204.0	180.4	183.1	18.9%	41.0%
Net Service Fee Income	1,606.6	1,458.9	1,431.7	1,245.5	1,209.9	10.1%	32.8%
Other operating income	722.9	521.0	532.9	539.4	553.1	38.7%	30.7%
Loan loss provisions	(2,007.4)	(1,210.8)	(1,893.0)	(1,382.8)	(1,122.5)	65.8%	78.8%
Net Operating Revenue	5,600.3	7,329.4	5,549.3	5,660.2	5,026.8	-23.6%	11.4%
Personnel expenses	(2,692.3)	(2,876.5)	(2,317.2)	(2,273.4)	(1,865.7)	-6.4%	44.3%
Administrative expenses	(1,573.1)	(1,519.4)	(1,280.5)	(1,317.8)	(1,179.6)	3.5%	33.4%
Depreciation & Amortization	(231.2)	(208.8)	(200.4)	(122.0)	(87.8)	10.7%	163.2%
Other expenses	(1,220.2)	(1,158.7)	(1,002.5)	(1,043.2)	(866.1)	5.3%	40.9%
Operating income	(116.5)	1,566.1	748.7	903.8	1,027.6	-107.4%	-111.3%
Profit before income tax	(116.5)	1,566.1	748.7	903.8	1,027.6	-107.4%	-111.3%
Profit from continuing operations	(116.5)	1,566.1	748.7	903.8	1,027.6	-107.4%	-111.3%
Income tax expense	417.8	337.1	(159.1)	(220.8)	(155.9)	23.9%	-367.9%
Net income	301.3	1,903.2	589.5	683.0	871.6	-84.2%	-65.4%
Attributable to owners of the parent company	301.0	1,901.5	589.1	706.8	867.4	-84.2%	-65.3%
Attributable to non-controlling interests	0.3	1.7	0.4	(23.8)	4.2	-85.2%	-94.0%
Other comprehensive income, net of tax	431.0	7.7	26.3	228.7	7.1	—	—
Comprehensive income	732.7	1,911.0	615.8	911.7	878.8	-61.7%	-16.6%
Attributable to owners of the parent company	732.1	1,909.3	615.4	935.3	874.5	-61.7%	-16.3%
Attributable to non-controlling interests	0.6	1.7	0.4	(23.6)	4.2	-62.1%	-84.7%
ROAE	6.2%	42.2%	13.6%	17.1%	22.2%
ROAA	0.7%	4.7%	1.5%	2.0%	2.7%

About Grupo Supervielle S.A.  (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the eleventh largest bank in terms of loans. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of September 30, 2019, Supervielle had total assets of AR$160.0 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 324 access points and 1.8 million active customers. As of September 30, 2019, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.6%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi

Treasurer and Investor Relations Officer

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.  Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: November 11, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer